                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  FORM 10/A


                               AMENDMENT NO. 2


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
               PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934


                            Killbuck Bancshares, Inc.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                 Ohio                                  34-1700284
----------------------------------------    ------------------------------------
     (State or other jurisdiction of        (I.R.S. Employer Identification No.)
     incorporation or organization)

   165 N. Main Street, Killbuck, OH                          44637
----------------------------------------    ------------------------------------
(Address of principal executive offices)                   (Zip Code)

Registrant's telephone number, including area code, (330) 276-4881
                                                    ----------------------------

Securities to be registered under Section 12(b) of the Act:
             Title of each class                  Name of each exchange on which
             to be so registered                  each class is to be registered

             None                                          None
----------------------------------------    ------------------------------------

----------------------------------------    ------------------------------------


Securities to be registered under Section 12(g) of the Act:

                                    Common
              --------------------------------------------------
                               (Title of class)


              --------------------------------------------------
                               (Title of class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS



General

         Killbuck Bancshares, Inc. (the "Company") was incorporated under the laws of the State of Ohio on November 29, 1991 at the direction of management of the Bank, for the purpose of becoming a bank holding company by acquiring all of the outstanding shares of The Killbuck Savings Bank Company. In November, 1992, the Company became the sole shareholder of the Bank. The Bank carries on business under the name "The Killbuck Savings Bank Company." The principal office of the Company is located at 165 N. Main Street, Killbuck, Ohio. The Killbuck Savings Bank Company was established under the banking laws of the State of Ohio in November in 1900.

         The Bank is headquartered in Killbuck, Ohio, which is located in the northeast portion of Ohio, in the County of Holmes. Holmes County has a population of approximately 34,000.

         The Bank provides customary retail and commercial banking services to its customers, including checking and savings accounts, time deposits, NOW accounts, safe deposit facilities, real estate mortgage loans and installment loans. The Bank also makes secured and unsecured commercial loans.

         The Bank is insured by the Federal Deposit Insurance Company, and is regulated by the Ohio Division of Banks and the Board of Governors of the Federal Reserve System.

Employees

         As of March 31, 1998, the Bank had 65 full-time and 15 part-time employees. The Bank provides a number of benefits for its full-time employees, including health and life insurance, pension, workers' compensation, social security, paid vacations, and numerous bank services.

         The Company, through its affiliate, The Killbuck Savings Bank Company, (the "Bank") conducts the business of a commercial banking organization. At March 31, 1998, the Company and its subsidiaries had consolidated total assets of approximately $202 million, consolidated total deposits of approximately $167 million and consolidated total equity of approximately $23 million.

         The Company, through its banking affiliate, offers a broad range of banking services to the commercial, industrial and consumer market segments which it serves. Services include commercial, real estate and personal loans, checking, savings and time deposits and other customer services such as safe deposit facilities. The Company does not have any foreign operations, assets or investments.

         The Bank is a state banking Company. The Bank is regulated by the Ohio Division of Financial Institutions ("ODFI") and its deposits are insured by the Federal Deposit Insurance Company to the extent permitted by law and, as a subsidiary of the Company, is regulated by the Federal Reserve Board.

Competition

         The commercial banking business in the market areas served by the Bank is very competitive. The Company and the Bank are in competition with commercial banks located in their own service areas. Some competitors of the Company and the Bank are substantially larger than the Bank. In addition to local bank competition, the Bank competes with larger commercial banks located in metropolitan areas, savings banks, savings and loan associations, credit unions, finance companies and other financial institutions for loans and deposits.

         There are six financial institutions operating in Holmes County. As of June 30, 1997 (the most recent date for which information is available) there Commercial and Savings Bank, Millersburg had the largest market share with $189 million in total deposits as of such date, representing a market share of 45.18%. The Bank had the second largest market share with deposits of $164 million as of such date, representing a market share of 39.30%. Commercial and Savings Bank had total assets as of December 31, 1997, of $288 million compared to the Bank's total assets of $198 million as of such date.

Certain Regulatory Considerations

         The following is a summary of certain statutes and regulations affecting the Company and its subsidiaries. This summary is qualified in its entirety by such statutes and regulations.

The Company

         The Company is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, ("BHC Act") and as such is subject to regulation by the Federal Reserve Board. A bank holding company is required to file with the Federal Reserve Board quarterly reports and other information regarding its business operations and those of its subsidiaries. A bank holding company and its subsidiary banks are also subject to examination by the Federal Reserve Board.

         The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve Board before acquiring substantially all the assets of any bank or bank holding company or ownership or control of any voting shares of any bank or bank holding company, if, after such acquisition, it would own or control, directly or indirectly, more than five percent (5%) of the voting shares of such bank or bank holding company.

         In approving acquisitions by bank holding companies of companies engaged in banking-related activities, the Federal Reserve Board considers whether the performance of any such activity by a subsidiary of the holding company reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, which outweigh possible adverse effects, such as over concentration of resources, decrease of competition, conflicts of interest, or unsound banking practices.

         Bank holding companies are restricted in, and subject to, limitations regarding transactions with subsidiaries and other affiliates.

         In addition, bank holding companies and their subsidiaries are prohibited from engaging in certain "tie in" arrangements in connection with any extensions of credit, leases, sales of property, or furnishing of services.

The Company Subsidiaries

         The Company operates a single bank, namely, The Killbuck Savings Bank Company. As an Ohio state chartered commercial bank the Bank is supervised and regulated by the ODFI, and subject to laws and regulations applicable to Ohio banks.

Capital

         The Federal Reserve Board, ODFI, and FDIC require banks and holding companies to maintain minimum capital ratios.

         The Federal Reserve Board adopted final "risk-adjusted" capital guidelines for bank holding companies. The guidelines became fully implemented as of December 31, 1992. The ODFI and FDIC have adopted substantially similar risk-based capital guidelines. These ratios involve a mathematical process of assigning various risk weights to different classes of assets, then evaluating the sum of the risk-weighted balance sheet structure against the Company's capital base. The rules set the minimum guidelines for the ratio of capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) at 8%. At least half of the total capital is to be composed of common equity, retained earnings, and a limited amount of perpetual preferred stock less certain goodwill items ("Tier 1 Capital"). The remainder may consist of a limited amount of subordinated debt, other preferred stock, or a limited amount of loan loss reserves.

         In addition, the federal banking regulatory agencies have adopted leverage capital guidelines for banks and bank holding companies. Under these guidelines, banks and bank holding companies must maintain a minimum ratio of three percent (3%) Tier 1 Capital (as defined for purposes of the year-end 1992 risk-based capital guidelines) to total assets. The Federal Reserve Board has indicated, however, that banking organizations that are experiencing or anticipating significant growth, are expected to maintain capital ratios well in excess of the minimum levels. As of March 31, 1998, the Company's ratio of capital to risk-weighted assets was 19.51% and the ratio of Tier 1 Capital to total assets was 11.35%.

         Regulatory authorities may increase such minimum requirements for all banks and bank holding companies or for specified banks or bank holding companies. Increases in the minimum required ratios could adversely affect the Company and the Banks, including their ability to pay dividends.

Additional Regulation

         The Bank is also subject to federal regulation as to such matters as required reserves, limitation as to the nature and amount of its loans and investments, regulatory approval of any merger or consolidation, issuance or retirement of their own securities, limitations upon the payment of dividends and other aspects of banking operations. In addition, the activities and operations of the Bank are subject to a number of additional detailed, complex and sometimes overlapping laws and regulations. These include state usury and consumer credit laws, state laws relating to fiduciaries, the Federal Truth-in-Lending Act and Regulation Z, the Federal Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act, the Truth in Savings Act, the Community Reinvestment Act, anti-redlining legislation and antitrust laws.

Dividend Regulation

         The ability of the Company to obtain funds for the payment of dividends and for other cash requirements is largely dependent on the amount of dividends which may be declared by the Bank. Generally, the Bank may not declare a dividend, without the approval of the ODFI, if the total of dividends declared in a calendar year exceeds the total of its net profits for that year combined with its retained profits of the preceding two years. Other than accounts payable incurred in the ordinary course of business the Company has no debt or other liabilities.

Government Policies and Legislation

         The policies of regulatory authorities, including the ODFI, Federal Reserve Board, FDIC and the Depository Institutions Deregulation Committee, have had a significant effect on the operating results of commercial banks in the past and are expected to do so in the future. An important function of the Federal Reserve System is to regulate aggregate national credit and money supply through such means as open market dealings in securities, establishment of the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. Policies of these agencies may be influenced by many factors, including inflation, unemployment, short-term and long-term changes in the international trade balance and fiscal policies of the United States government.

         The United States Congress has periodically considered and adopted legislation which has resulted in further deregulation of both banks and other financial institutions, including mutual funds, securities brokerage firms and investment banking firms. No assurance can be given as to whether any additional legislation will be adopted or as to the effect such legislation would have on the business of the Company or the Bank.

         In addition to the relaxation and elimination of certain geographic restrictions on banks and bank holding companies, a number of regulatory and legislative initiatives have the potential for eliminating many of the product line barriers presently separating the services offered by commercial banks from those offered by nonbanking institutions. For example, Congress recently has considered legislation which would expand the scope of permissible business activities for bank holding companies (and in some cases banks) to include securities underwriting, insurance services and various real estate related activities.

Deposit Insurance

         The Federal Deposit Insurance Company Improvement Act of 1991 ("FDICIA") was enacted in 1991. Among other things, FDICIA, requires federal bank regulatory authorities to take "prompt corrective action" with respect to banks that do not meet minimum capital requirements. For these purposes, FDICIA establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized.

         As an FDIC-insured institution, the Bank is required to pay deposit insurance premium assessments to the FDIC. The amount each institution pays for FDIC deposit insurance coverage is determined in accordance with a risk-based assessment system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums based upon their level of capital and supervisory evaluation. Institutions classified as well-capitalized (as defined by the FDIC) and considered healthy pay the lowest premium while institutions that are less than adequately capitalized (as defined by the FDIC) and considered substantial supervisory concerns pay the highest premium. Beginning in 1996, such deposit insurance runs from a cost of zero percent to 0.27% of deposits. Because the Bank is "well-capitalized," it currently pays the minimum deposit insurance premiums.

         The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, order, or any condition imposed in writing by, or written agreement with, the FDIC. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance if the institution has no tangible capital. Management of the Company is not aware of any activity or condition that could result in termination of the deposit insurance of the Bank.

Recent Legislation

         On September 29, 1994, the Reigle/Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") was signed into law. The Interstate Act effectively permits nationwide banking. The Interstate Act provides that one year after enactment, adequately capitalized and adequately managed bank holding companies may acquire banks in any state, even in those jurisdictions that currently bar acquisitions by out-of-state institutions, subject to deposit concentration limits. The deposit concentration limits provide that regulatory approval by the Federal Reserve Board may not be granted for a proposed interstate acquisition if after the acquisition, the acquirer on a consolidated basis would control more than 10% of the total deposits nationwide or would control more than 30% of deposits in the state where the acquiring institution is located. The deposit concentration state limit does not apply for initial acquisitions in a state and in every case, may be waived by the state regulatory authority. Interstate acquisitions are subject to compliance with the Community Reinvestment Act ("CRA"). States are permitted to impose age requirements not to exceed five years on target banks for interstate acquisitions. States are not allowed to opt-out of interstate banking.

         Branching between states may be accomplished either by merging separate banks located in different states into one legal entity, or by establishing de novo branches in another state. Consolidation of banks was not permitted until June 1, 1997, provided that the state had not passed legislation "opting-out" of interstate branching. If a state opted-out prior to June 1, 1997, then banks located in that state may not participate in interstate branching. A state could have opted-in to interstate branching by bank consolidation or by de novo branching by passing appropriate legislation earlier than June 1, 1997. Interstate branching is also subject to a 30% statewide deposit concentration limit on a consolidated basis, and a 10% nationwide deposit concentration limit. The laws of the host state regarding community reinvestment, fair lending, consumer protection (including usury limits) and establishment of branches shall apply to the interstate branches. The State of Ohio opted-in to the legislation in May of 1997.

         De novo branching by an out-of-state bank is not permitted unless the host state expressly permits de novo branching by banks from out-of-state. The establishment of an initial de novo branch in a state is subject to the same conditions as apply to initial acquisition of a bank in the host state other than the deposit concentration limits.

         The FDIC, together with the Federal Reserve, the ODFI and the Office of Thrift Supervision (the "OTS"), have established rules implementing requirement that the federal banking agencies establish operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines establish standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits. In general, the guidelines prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the institution's primary federal regulator may require the institution to submit to a plan for achieving and maintaining compliance. Failure to submit an acceptable plan, or failure to comply with a plan that has been accepted by the appropriate regulator, would constitute grounds for further enforcement action.

         The Federal Reserve, the ODFI and the OTS have adopted new regulations under the Community Reinvestment Act ("CRA"). Under the new regulations, an institution's performance in meeting the credit needs of its entire community, including low and moderate income areas, as required by the CRA, is generally evaluated under three tests: the "lending test," which considers the extent to which the institution makes loans in the low and moderate income areas of its market; the "service test," which considers the extent to which the institution makes branches accessible to low and moderate income areas of its market and provides other services that promote credit availability; and the "investment test," which considers the extent to which the institution invests in community and economic development activities. The Bank had a satisfactory CRA rating as of its latest examination.

Proposed Legislation

         In addition to the above, there have been proposed a number of legislative and regulatory proposals designed to strengthen the federal deposit insurance system and to improve the overall financial stability of the U.S. banking system. It is impossible to predict whether or in what form these proposals may be adopted in the future, and if adopted, what their effect would be on the Company.

Year 2000

         As a financial institution the Company is subject to the potential risks to the financial services industry and the Company's business specifically, of the "Y2K" issue. The Y2K issue is the acronym and terminology currently utilized to describe a wide variety of application specific potential technological problems inherent in computer software which is designed to read only a 2 digit annual date position. Many software packages currently employed by the financial services industry as well as by industries which provide products and services which may effect the financial services industry, either directly or indirectly through suppliers, customers, and other persons, are not able to identify the advent of the year 2000 as "00." Therefore, there is wide spread concern over the risks posed to the financial services industry which is both highly automated and dependent upon information processing technology. Concerns include but are not limited to possible erroneous checking account transactions, interest calculations or payment schedules. Similarly Y2K issues extend to possible problems with ATM systems or credit and debit cards. The potential problems do not end at financial systems. Any machine or device controlled by a computer is susceptible to the Y2K problem. The financial impact to the industry as a whole to address Y2K could be substantial. The Securities and Exchange Commission as well as all banking regulatory agencies have alerted companys under their respective jurisdictions to consider and address the risks posited by Y2K and to disclose where appropriate the specific impact of Y2K on the Company.

         The Company has developed a written Y2K Compliance Program which has been adopted by the Company's Board of Directors. The Company and its subsidiary bank have been subject to examination by the Federal Reserve Bank of Cleveland regarding Y2K and has not been made aware of any material deficiency as a result of such examination. The Company continues to monitor its relationships with suppliers of computer hardware and software for verification of compliance with Y2K. In addition the Company has undertaken a review of all major customer relationships to determine that such customers own Y2K computer issues are being addressed. There can be no assurance that the Company will not experience adverse financial consequences as a result of Y2K, however management, under the direction of the Board of Directors will continue to monitor Y2K to minimize the risks associated with it wherever identified.

ITEM 2.  FINANCIAL INFORMATION.

Selected Financial Information

The following table sets forth certain selected financial information of the Company and is qualified in its entirety by reference to the detailed information and financial statements of the Company included elsewhere herein.

                                                                         Year Ended December 31,
                                                       1997          1996          1995         1994        1993
                                                       ----          ----          ----         ----        ----
                                                   (in thousands of dollars, except shares and per share data)
Statements of earnings:
  Total interest income                               $15,226      $13,982        $12,811     $10,512      $9,847
  Total interest expense                                7,344        6,626          5,816       4,232       4,185
                                                        -----        -----          -----       -----       -----
     Net interest income                                7,882        7,356          6,995       6,280       5,662
  Provision for loan losses                               180          180            180         180         180
                                                          ---          ---            ---         ---         ---
     Net interest income after provision
      for loan losses                                   7,702        7,176          6,815       6,100       5,482
  Security gains (losses)                                   0            0              0           1          49
  Other                                                   447          439            411         432         422
                                                          ---          ---            ---         ---         ---
     Total noninterest income                             447          439            411         433         471
  Total noninterest expenses                            4,036        3,799          3,610       3,532       3,379
                                                        -----        -----          -----       -----       -----
     Earnings before federal income taxes               4,113        3,816          3,616       3,001       2,574
  Federal income tax expense                            1,108        1,069            989         785         573
                                                        -----        -----            ---         ---         ---
     Net earnings                                      $3,005       $2,747         $2,627      $2,216      $2,001
                                                       ======       ======         ======      ======      ======

Per share of common stock
  Net earnings                                         $22.59       $20.52         $19.46      $16.42      $14.82
  Dividends                                             $4.60        $3.80          $3.25       $2.95       $2.75
  Book value                                          $166.54      $148.88        $135.30     $118.55     $105.08

Average common shares outstanding                     133,043      133,893        135,000     135,000     135,000

Year-end balances:
  Loans, net                                          119,926      114,206        105,258     101,401      93,450
  Securities                                           58,477       51,208         42,171      35,320      32,674
  Total assets                                        197,909      182,692        172,522     149,493     140,985
  Deposits                                            163,809      157,399        150,413     132,112     126,422
  Borrowings                                           11,455        4,815          3,329         994           0
  Shareholders' equity                                 22,158       19,934         18,266      16,004      14,186

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

This discussion is intended to focus on certain financial information regarding the Company and Bank. The purpose of this discussion is to provide the reader with a more thorough understanding of the financial statements. This discussion should be read in conjunction with the financial statements and accompanying notes contained elsewhere herein.

Management is not aware of any market or institutional trends, events or uncertainties that are expected to have a material effect on liquidity, capital resources or operations. Also, management is not aware of any current recommendations by its regulatory authorities that would have a material effect on liquidity, capital resources or operations.

OVERVIEW

The reported results of the Bank are dependent on a variety of factors, including the general interest rate environment, competitive conditions in the industry, governmental policies and regulations and conditions in the markets for financial assets. Net interest income is the largest component of net income, and consists of the difference between income generated on interest-earning assets and interest expense incurred on interest-bearing liabilities. Net interest income is primarily affected by the volume, interest rates and composition of interest-earning assets and interest-bearing liabilities.

AVERAGE BALANCES AND YIELDS. The following tables present for the periods indicated, the total amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Net interest margin refers to the net interest income divided by total interest-earning assets and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities.


                                                                       For the Year Ended December 31
                                                                1997                                 1996
                                                 -------------------------------------------------------------------------
                                                   Average                  Yield/      Average                  Yield/
                                                   Balance     Interest      Rate       Balance     Interest      Rate
                                                 -------------------------------------------------------------------------
                                                                           (Dollars in thousands)
Assets
Interest earning assets:
  Loans (1)(2)(3)                                    $119,552     $11,492      9.61%      $112,005     $10,820      9.66%
  Securities - taxable (4)                             36,389       2,285      6.28%        29,940       1,898      6.34%
  Securities - nontaxable                              20,641       1,012      4.90%        18,268         891      4.88%
  Securities - equity (4)(5)                            1,008          65      6.45%           805          49      6.09%
  Federal funds sold                                    6,749         372      5.51%         5,902         324      5.49%
                                                 -------------------------           --------------------------
    Total interest - earning assets                   184,339      15,226      8.26%       166,920      13,982      8.38%
                                                 -------------------------           --------------------------

Noninterest - earning assets
  Cash and due from other institutions                  6,144                                5,635
  Premises and equipment, net                           2,888                                2,914
  Accrued interest                                      1,549                                1,386
  Other assets                                            697                                  571
  Less allowance for loan losses                      (1,694)                              (1,619)
                                                 ------------                        -------------
    Total                                            $193,923                             $175,807
                                                 ============                        =============

Liabilities and Shareholders Equity
Interest bearing liabilities:
  Interest bearing demand deposits                    $37,358      $1,207      3.23%       $32,253        $928      2.88%
  Savings deposits                                     19,421         552      2.84%        19,035         547      2.87%
  Time deposits                                        87,375       5,091      5.83%        81,725       4,858      5.94%
  Securities sold under repurchase agreements           1,147          39      3.40%             0           0      0.00%
  Federal Home Loan Bank advances                       6,789         455      6.70%         4,176         293      7.02%
                                                 -------------------------           --------------------------
    Total interest bearing liabilities                152,090       7,344      4.83%       137,189       6,626      4.83%
                                                 -------------------------           --------------------------

Noninterest bearing liabilities:
  Demand deposits                                      20,174                               19,228
  Accrued expenses and other liabilities                  592                                  532
                                                 ------------                        -------------
                                                       20,766                               19,760

Shareholder's equity                                   21,067                               18,858
                                                 ------------                        -------------
    Total                                            $193,923                             $175,807
                                                 ============                        =============

Net interest income                                                $7,882                               $7,356
                                                              ===========                          ===========

Interest rate spread (6)                                                       3.43%                                3.55%
                                                                          ==========                           ==========

Net yield on interest earning assets (7)                                       4.28%                                4.41%
                                                                          ==========                           ==========

(1) For purposes of these computations, the daily average loan amounts outstanding are net of deferred loan fees.
(2) Included in loan interest income are loan fees of $210,030 in 1997 and $190,723 in 1996.
(3) Nonaccrual loans are included in loan totals and do not have a material impact on the information presented.
(4) Average balance is computed using the carrying value of securities. The average yield has been computed using the historical amortized cost average balance for available for sale securities.
(5) Equity securities is comprised of common stock of the Federal Home Loan Bank, Federal Reserve Bank and Independent State Bank of Ohio.
(6) Interest rate spread represents the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.
(7) Net yield on interest earning assets represents net interest income as a percentage of average interest earning assets.

RATE AND VOLUME VARIANCES

Net interest income is affected by changes in the level of interest-earning assets and interest-bearing liabilities and changes in yields earned on assets and rates paid on liabilities. The following table sets forth, for the periods indicated, a summary of the impact on interest income and interest expense of changes in average assets and liability balances and changes in average rates. For each category of interest-earning assets and interest-bearing liabilities information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); (iii) changes in rate-volume (changes in rate multiplied by the change in average volume).

                                                                      1997 Compared to 1996
                                                                    Increase (Decrease) Due to
                                                           Volume              Rate               Net
                                                       ----------------  -----------------  ----------------
                                                                      (Dollars in thousands)
Interest income
  Loans                                                           $729              ($57)              $672
  Securities - taxable                                             409               (22)               387
  Securities - nontaxable                                          116                  5               121
  Securities - equities                                             12                  4                16
  Federal funds sold                                                47                  1                48
                                                       ----------------  -----------------  ----------------
    Total interest earning assets                               $1,313              ($69)            $1,244
                                                       ----------------  -----------------  ----------------

Interest expense
  Interest bearing demand deposits                                $147               $132              $279
  Savings deposits                                                  11                (6)                 5
  Time deposits                                                    336              (103)               233
  Securities sold under
   repurchase agreements                                            39                  0                39
  Federal Home Loan Bank advances                                  183               (21)               162
                                                       ----------------  -----------------  ----------------
    Total interest bearing liabilities                            $716                 $2              $718
                                                       ----------------  -----------------  ----------------

Net change in interest income                                     $597              ($71)              $526
                                                       ================  =================  ================



  COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

NET INCOME Net income for 1997 increased 9.4% to $3,005,000 from $2,747,000 for 1996.

NET INTEREST INCOME Net interest income increased $526,000 or 7.2% to $7,882,000 for 1997, due to an increase of $1,244,000 or 8.9% in interest income, which totaled $15,226,000 for 1997 as compared to $13,982,000 for 1996. The increase in interest income more than offset the $719,000 or 10.9% increase in interest expense.

INTEREST INCOME The increase in interest income resulted primarily from an increase in earnings on loans of $673,000 or 6.2% and investment securities of $524,000 or 18.4%. These increases, which were due primarily to an increase in the average principal balances on loans and investments of $7,500,000 and $9,000,000, respectively, were funded by increases in deposits, repurchase agreements and Federal Home Loan Bank advances.

INTEREST EXPENSE Total interest expense increased $719,000 or 10.9% from $6,625,000 for 1996 to $7,344,000 for 1997. The increase for 1997 was primarily due to an increase in the average volume of interest bearing liabilities of $14,901,000 from $137,189,000 for 1996 to $152,090,000 for 1997. Of this amount, average FHLB advances increased from $4,176,000 for 1996 to $6,789,000 for 1997 to help fund an increasing loan environment.

PROVISION FOR LOAN LOSSES The provision for loan losses was $180,000 for both 1997 and 1996. It was determined that the provision for loan loss for 1997 was adequate due to management's continual evaluation of the adequacy of the allowance for loan losses which encompasses the overall risk characteristics of the loan portfolio, trends in the Bank's delinquent and nonperforming loans, and the impact of economic conditions on borrowers. There can be no assurances, however, that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods.

OTHER INCOME Other income increased by $8,000 or 1.8% from $439,000 for 1996 to $447,000 for 1997. In addition, in 1997, the Bank introduced an alternative investment service to provide non-insured investment products which resulted in gross income of $11,000.

OTHER EXPENSE Other expense increased by $236,000 or 6.2% from $3,800,000 for 1996 to $4,036,000 for 1997. Compensation and benefits increased $80,000 or 4.1% due to normal salary adjustments. Occupancy and equipment expense increased $68,000 or 12.4% primarily due to increases in depreciation and maintenance on additional furniture and equipment. Other expenses increased by $88,000 or 6.8% due to general overall inflation adjustments.


YEAR 2000 A great deal of information has been disseminated about the global computer crash that may occur in the year 2000. Many computer programs that can only distinguish the final two digits of the year entered (a common programming practice in earlier years) are expected to read entries for the year 2000 as the year 1900 and compute payment, interest or delinquency based on the wrong date or are expected to be unable to compute payment, interest or delinquency. Rapid and accurate data processing is essential to the operation of the Bank.. During 1997, the Company expended $4,000 in connection with its Y2K compliance program and has budgeted $60,000 for 1998. The Company has not engaged the consulting firm to assist it in addressing the issues surrounding the Y2K issue.

         The Company has developed a written Y2K Compliance Program which has been adopted by the Company's Board of Directors. The Company [and or its subsidiary bank] has been subject to examination by the Federal Reserve Bank of Cleveland regarding Y2K and was not made aware of any material deficiency as a result of such examination. The Company continues to monitor its relationships with suppliers of computer hardware and software for verification of compliance with Y2K. In addition the Company has undertaken a review of all major customer relationships to determine that such customers own Y2K computer issues are being addressed. The Company has initiated a year 2000 plan and has closely monitored its situation by thoroughly assessing systems and programs which may be date sensitive. The systems which are not currently year 2000 compatible are scheduled for renovation before December 1998. There can be no assurance that the Company will not experience adverse financial consequences as a result of Y2K, however, management, under the direction of the Board of Directors, continues to monitor Y2K to minimize the risks associated with it wherever identified.


INCOME TAXES Income tax expense increased by $39,000 or 3.6% from $1,069,000 for 1996 to $1,108,000 for 1997. The effective tax rates were 26.9% for 1997 and 28.0% for 1996. The effective tax rate is less than the statutory federal income tax rate of 34% due mainly to the Bank's investment in nontaxable municipal investments.

ASSET QUALITY

Nonperforming loans consist of loans past due 90 days or more and loans for which the accrual of interest has been discontinued. Nonperforming loans totaled approximately $196,000 or 0.16% of total loans at December 31, 1997, as compared to $153,000 or 0.13% of total loans at December 31, 1996. The nonperforming loans as a percentage of the allowance for loan losses was 11.2% and 9.3% at December 31, 1997 and 1996 respectively.

The following table sets forth nonaccrual and past due loans at December 31:


                                                                                      1997               1996
                                                                                 ----------------   ----------------
                                                                                       (Dollars in thousands)
Loans accounted for on a nonaccrual basis                                             $121                $31
Accruing loans which are 90 days or more past due as to
 interest or principal payments                                                        75                 122
                                                                                 ----------------   ----------------
    Total nonperforming loans                                                         $196               $153
                                                                                 ================   ================


Gross interest income that would have been recorded on nonaccrual loans for the year ending December 31, 1997 if the loans had been current in accordance with their original terms totaled approximately $6,000. The interest income actually reflected in earnings for 1997, on nonaccrual loans was approximately $7,000.

Management evaluates loans that are 90 days or more past due to determine if they should be placed on nonaccrual status. Factors considered by management include the estimated value of collateral, if any, and other resources of the borrower that may be available to satisfy the delinquency.

There are no impaired loans at December 31, 1997 and 1996.

There are no loans as of December 31, 1997 or 1996 other than those disclosed above as either nonperforming or impaired where known information about the borrower caused management to have serious doubts about the borrower's ability to comply with their contractual repayment obligations. There are also no other interest bearing assets that would be subject to disclosure as either nonperforming or impaired if such interest bearing assets were loans. There are no concentration of loans to borrowers engaged in similar activities which exceed 10% of total loans that management is aware of.

SUMMARY OF LOAN LOSS EXPERIENCE

The following schedule presents an analysis of the allowance for loan loss, average loan data and related ratio for the years ended December 31:

                                                                         1997               1996
                                                                   ----------------   ----------------
                                                                         (Dollars in thousands)
Balance at beginning of period                                              $1,653             $1,545

Loan charge-offs:
  Real estate - residential                                                      0                  0
  Real estate - farm                                                             0                  0
  Real estate - commercial                                                       0                  0
  Real estate - construction                                                     0                  0
  Commercial and other                                                          20                 12
  Consumer and credit card                                                     170                 99
                                                                   ----------------   ----------------
                                                                               190                111
                                                                   ----------------   ----------------

Recoveries:
  Real estate - residential                                                      0                  0
  Real estate - farm                                                             0                  0
  Real estate - commercial                                                       0                  0
  Real estate - construction                                                     0                  0
  Commercial and other                                                           7                 17
  Consumer and credit card                                                      95                 22
                                                                   ----------------   ----------------
                                                                               102                 39
                                                                   ----------------   ----------------

Net (charge-offs)/recoveries                                                   -88                -72
Additions charged to operations                                                180                180
                                                                   ----------------   ----------------
Balance at end of period                                                    $1,745             $1,653
                                                                   ================   ================

Ratio of net (charge-offs)/recoveries during period to
 average loans outstanding                                                  -0.07%             -0.06%



         COMPARISON OF DECEMBER 31, 1997 AND 1996 FINANCIAL CONDITION

Total assets were $197,909,000 at December 31, 1997, an increase of $15,217,000 or 8.3% from $182,692,000 at December 31, 1996. Those balance sheet categories reflecting significant changes included securities held to maturity, total loans, interest bearing deposits, repurchase agreements and Federal Home Loan Bank advances, and are discussed below.

Securities held to maturity were $23,398,000 at December 31, 1997, an increase of $5,033,000 or 27.4% from $18,365,000 at December 31, 1996. Nontaxable obligations of states and political subdivisions comprised 99.6% and 99.5% of the total of securities held to maturity at December 31, 1997 and 1996, respectively.

Total loans were $122,034,000 at December 31, 1997 an increase of $5,775,000 or 5.0% from $116,259,000 at December 31, 1996. The majority of the increase occurred in the real estate -commercial ($3,117,000) and consumer and credit ($3,202,000) loan categories. The various types of loans secured by real estate represents 55.2% of total loans at December 31, 1997, compared to 55.4% of total loans at December 31, 1996. The remainder of the portfolio consists of commercial, consumer and credit card loans. Late in 1997, the Bank began to offer residential mortgage loan customers a new fixed rate product. This program enabled the Bank to offer competitive long term fixed rates. These loans are made with the intent to sell in the secondary loan market. The Bank generally does not purchase or sell significant participations in loans. The Bank's loans are primarily to customers located within its local trade area.

Interest bearing demand deposits were $37,574,000 at December 31, 1997, an increase of $5,525,000 or 17.2% from $32,049,000 at December 31, 1996. A decrease among various demand deposit accounts was offset by an influx of $8,000,000 in public funds in March 1997 from a local school district for the construction of a new facility. These funds are expected to be withdrawn over a period of twenty-four months and have been invested in securities with similar maturities.

Securities sold under agreements to repurchase totaling $2,710,000 at December 31, 1997. There were no securities sold under agreements to repurchase at December 31, 1996.

Federal Home Loan Bank advances were $8,745,000 at December 31, 1997, an increase of $3,930,000 or 81.6% from $4,815,000 at December 31, 1996. These borrowings are used to fund fixed rate residential real estate loans with similar maturities.

CAPITAL RESOURCES AND LIQUIDITY

Shareholders' equity totaled $22,158,000 at December 31, 1997, an increase of $2,224,000 or 11.2% from $19,934,000 at December 31, 1996. This increase reflects earnings of $3,005,000, purchases of treasury shares of $312,000, dividends paid of $611,000 and an increase in the net unrealized gain on securities of $142,000. Total shareholders equity was 11.2% of total assets at December 31, 1997, compared to 10.9% at December 31,1996.

Banking regulations have established minimum capital requirements for financial institutions including risk-based capital ratios and leveraged ratios. As of December 31, 1997 the appropriate regulatory authorities have categorized the Company and Bank as well capitalized under the regulatory framework for prompt corrective action.

The primary sources of funds are deposits, repayment of loans, maturities of investments, funds provided from operations and advances from the FHLB of Cincinnati. While scheduled repayments of loans and maturities of investment securities are predictable sources of funds, deposit flows and loan repayments are greatly influenced by the general level of interest rates, economic conditions and competition. The Bank uses its sources of funds to fund existing and future loan commitments, to fund maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, to maintain liquidity, and to meet operating expenses.

Management monitors projected liquidity needs and determines the level desirable, based in part on the Bank's commitments to make loans and management's assessment of the Bank's ability to generate funds.

Cash and amounts due from depository institutions and federal funds sold totaled $14,601,000 at December 31, 1997. These assets provide the primary source of liquidity for the Bank. In addition, management has designated a substantial portion of the investment portfolio, ($35,079,000) as available for sale and has an available line of credit with the Federal Home Loan Bank of Cincinnati with a borrowing limit of approximately $15,900,000 at December 31, 1997 to provide additional sources of liquidity.

The Bank's net interest income is sensitive to changes in interest rates. To mitigate the impact of changing interest rates on net interest income, the Bank manages interest rate sensitivity and assets/liability products through an assets/liability management committee. The asset/liability management committee meets as necessary to determine the rates of interest for loans and deposits. Rates on deposits are primarily based on the Bank's need for funds and on a review of rates offered by other financial institutions in the Bank's market areas. Interest rates on loans are primarily based on the interest rates offered by other financial institutions in the Bank's primary market area, as well, as the Bank's cost of funds.

In an effort to reduce interest rate risk and protect itself from the negative effects of rapid or prolonged changes in interest rates, the Bank has instituted certain asset and liability management measures, including underwriting long-term fixed rate loans that are saleable in the secondary market, offering longer term deposit products and diversifying the loan portfolio into shorter term consumer and commercial business loans. In addition, since the mid-1980's, the Bank has originated adjustable-rate loans and as of December 31, 1997, they comprised approximately 68% of the total loan portfolio.

The Committee manages the interest rate sensitivity of the Bank through the determination and adjustment of asset/liability composition and pricing strategies. The Committee then monitors the impact of the interest rate risk and earnings consequences of such strategies for consistency with the Bank's liquidity needs, growth, and capital adequacy. The Bank's principal strategy is to reduce the interest rate sensitivity of interest earning assets and attempt to match the maturities of interest earning assets with interest bearing liabilities, while allowing for a mismatch in an attempt to increase net interest income.

The table below provides a measure of the Bank's interest rate sensitivity at December 31, 1997. The amount of assets or liabilities which reprice or mature within a period were determined based on the contractual terms of the assets or liability. Savings, NOW and money market demand deposit accounts reprice at management's discretion and therefore are included in the amount repricing within three months. This table may not reflect the actual impact on the Bank's changes in interest rates because the repricing of various categories of rate sensitive assets and liabilities are subject to other factors such as competition, customer preference, and management influence.

PERIOD TO MATURITY OR REPRICING


                                                        Within         Three to                          After
                                                         Three          Twelve       One to Five         Five
                                                         Months         Months          Years            Years          Total
                                                 -------------------------------------------------------------------------------
                                                                           (Dollars in Thousands)

Loans, before allowance (1)                              $55,731        $34,619         $18,451         $12,870        $121,671
Securities (2)                                             3,273          6,224          25,654          22,283          57,434
Federal Funds Sold                                         8,300              0               0               0           8,300
                                                 -------------------------------------------------------------------------------
   Total                                                  67,304         40,843          44,105          35,153         187,405
                                                 -------------------------------------------------------------------------------
SAV., NOW, MMDA                                           56,951              0               0               0          56,951
Time Deposits                                             19,223         50,856          12,467           2,719          85,265
Other Borrowings                                           2,710            500               0           8,245          11,455
                                                 -------------------------------------------------------------------------------
   Total                                                  78,884         51,356          12,467          10,964         153,671
                                                 -------------------------------------------------------------------------------

Interest earning assets less interest bearing
 liabilities (maturity gap)                            ($11,580)      ($10,513)         $31,638         $24,189         $33,734
                                                 ===============================================================================

Cumulative Interest Rate Sensitivity Gap               ($11,580)      ($22,093)          $9,545         $33,734
                                                 ===============================================================================

Cumulative Interest Rate Sensitivity Gap
 as a percent of total interest earning assets            -6.18%        -11.79%           5.09%          18.00%

Cumulative Interest Rate Sensitivity Gap
 as a percent of total assets                             -5.85%        -11.16%           4.82%          17.05%
                                                 ===============================================================================

(1) Loans exclude non-accrual loans and is net of deferred loan fees

(2) Securities exclude $1,043,000 in equity securities


MARKET RISK

The Bank's primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. Because of the nature of the Bank's operations, the Bank is not subject to currency exchange or commodity price risk and, since the Bank has no trading portfolio, it is not subject to trading risk. Currently, the Bank has equity securities that represent only 2.97% of its investment portfolio and, therefore, equity price risk is not significant.

The Bank actively manages interest rate sensitivity and assets/liability products through an assets/liability management committee. The principle purposes of asset-liability management are to maximize current net interest income while minimizing the risk to future earnings of negative fluctuations in net interest margin and to insure adequate liquidity exists to meet operational needs.

Interest rate sensitivity is measured as the difference between the volume of assets and liabilities that are subject to repricing in a future period of time. These differences are known as interest sensitivity gaps. The Bank utilizes gap management as the primary means of measuring interest rate risk. Gap analysis identifies and quantifies the Bank's exposure or vulnerability to changes in interest rates in relationship to the Bank's interest rate sensitivity position. A rate sensitive asset or liability is one which is capable of being repriced (i.e., the interest rate can be adjusted or principal can be reinvested) within a specified period of time. Subtracting total rate sensitive liabilities (RSL) from total rate sensitive assets (RSA) within specified time horizons nets the Bank's gap positions. These gaps reflect the Bank's exposure to changes in market interest rates, as discussed below.

Because many of the Bank's deposit liabilities are capable of being immediately repriced, a portion of the investment portfolio consists of rate sensitive securities and the Bank offers variable rate loan products in order to maintain a proper balance in its ability to reprice various interest bearing assets and liabilities. Furthermore, the Bank's deposit rates are not tied to an external index over which the Bank could exercise no control. As a result, although changing market interest rates impact repricing, the Bank has retained much of its control over repricing.

The table below, sets forth, in summary form, the Bank's repricing analysis at December 31, 1997. The repricing analysis shown below is based upon the repricing intervals of variable rate assets and liabilities and upon contractual maturities of fixed rate instruments without any consideration for prepayments.

The Bank conducts the rate sensitivity analysis through the use of a simulation model which also monitors earnings at risk by projecting earnings of the Bank based upon an economic forecast of the most likely interest rate movement. The model also calculates earnings of the Bank based upon what are estimated to be the largest foreseeable rate increase and the largest foreseeable rate decrease. Such analysis translates interest rate movements and the Bank's rate sensitivity position into dollar amounts by which earnings may fluctuate as a result of rate changes. Based upon the economic forecasts of the most likely interest rate movement, the Bank's 12 month percentage deviation of earnings from a flat rate scenario would be 1%.

                                        INTEREST RATE SENSITIVITY GAPS
                                                (IN THOUSANDS)
                                   1998        1999        2000      2001       2002     Thereafter     Total
                                 --------------------------------------------------------------------------------
Interest-earnings assets:
  Loans:
    Fixed                           $7,277       $3,039     $5,524    $5,933      $3,955     $12,870     $38,598
    Variable                        83,073            0          0         0           0           0      83,073
  Securities:
    Fixed                            9,497        9,620      3,597     6,689       5,748      22,283      57,434
    Variable                             0            0          0         0           0           0           0
  Other interest-earning assets      8,300            0          0         0           0           0       8,300
                                 --------------------------------------------------------------------------------
Total interest-earning assets      108,147       12,659      9,121    12,622       9,703      35,153     187,405
                                 --------------------------------------------------------------------------------

Interest-bearing liabilities:
  Demand and savings deposits       56,951            0          0         0           0           0      56,951
  Time deposits:
    Fixed                           69,511        5,815      3,112     2,083         710       2,719      83,950
    Variable                           568          747                                                    1,315
  Repurchase agreements              3,210            0          0         0           0       8,245      11,455
                                 --------------------------------------------------------------------------------
Total interest-bearing
liabilities                        130,240        6,562      3,112     2,083         710      10,964     153,671
                                 --------------------------------------------------------------------------------

Interest rate sensitivity gap     (22,093)        6,097      6,009    10,539       8,993      24,189

Cumulative rate sensitivity gap  ($22,093)    ($15,996)   ($9,987)      $552      $9,545     $33,734
                                 ====================================================================

Interest rate sensitivity gap
 as a percent of interest
 earning assets                   (11.79%)      (8.54%)    (5.33%)     0.29%       5.09%      18.00%
                                 ====================================================================

The data included in the table indicates that the Bank is liability sensitive within one year. Generally, a liability sensitive gap indicates that declining interest rates could positively affect net interest income as expense of liabilities would decrease more rapidly than interest income would decline. Conversely, rising rates could negatively affect net interest income as income from assets would increase less rapidly than deposit costs. During times of rising interest rates, an asset sensitive gap could positively affect net interest income as rates would be increased on a larger volume of assets as compared to deposits. As a result, interest income would increase more rapidly than interest expense. An asset sensitive gap could negatively affect net interest income in an environment of decreasing interest rates as a greater amount of interest bearing assets could be repricing at lower rates. Although rate sensitivity analysis enables the Bank to minimize interest rate risk, the magnitude of rate increases or decreases on assets versus liabilities may not correlate directly. As a result, fluctuations in interest spreads can occur even when repricing capabilities are perfectly matched.

It is the policy of the Bank to generally maintain a gap between .90 and 1.20 for the time horizon of one year. When Management believes that interest rates will increase it can take actions to increase the RSA/RSL ratios. When Management believes interest rates will decline, it can take actions to decrease the RSA/RSL ratio.

During 1997, in order to adjust its interest rate sensitivity, the Bank's focus was on spreading out the maturities of time deposits within the one year time frame while continuing the growth in variable rate loans. The above strategy was implemented to better position the Bank for rate changes in either direction. The Bank's asset/liability management focus for 1998 will include improving the Bank's rate sensitivity gap. As noted above, at December 31, 1997, the Bank was liability sensitive within one year, however, the cumulative rate sensitivity gap was such that the Bank's earnings and capital should not be materially affected by the repricing of assets and liabilities due to increases or decreases in interest rates in 1998.

Changes in market interest rates can also affect the Bank's liquidity position through the impact rate changes may have on the market value of the Bank's investment portfolio. As noted in the above discussion relating to securities, rapid increases in market rates can negatively impact the market values of investment securities. As securities values decline it becomes more difficult to sell investments to meet liquidity demands without incurring a loss. The Bank can address this by increasing liquid funds which may be utilized to meet unexpected liquidity needs when a decline occurs in the value of securities.


IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and the accompanying notes presented elsewhere in this document, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. Unlike most industrial companies, virtually all the assets and liabilities are monetary in nature. The impact of inflation is reflected in the increased cost of operations. As a result, interest rates have a greater impact on performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

PENDING ACCOUNTING PRONOUNCEMENTS

In June 1996, the FASB issued Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings based on a control-oriented "financial-components" approach. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. The provisions of Statement No. 125 are effective for transactions occurring after December 31, 1996, except those provisions relating to repurchase agreements, securities lending, and other similar transactions and pledged collateral, which have been delayed until after December 31, 1997 by Statement No. 127, "Deferral of the Effective Date of Certain Provision of Statement No. 125, an amendment of Statement No. 125." The adoption of the provision of Statement No. 127 is not expected to have a material impact on financial position or results of operations.

In July 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income." The Statement establishes standards for reporting and presentation of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements. The provisions of the statement are effective for all fiscal years beginning after December 15, 1997. The adoption of this statement is not expected to have a material impact on financial position or results of operations.

CERTAIN STATISTICAL INFORMATION

The following schedules present, for the period indicated, certain financial and statistical information, or a specific reference as to the location of the required disclosures elsewhere herein.

DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY, INTEREST RATES AND INTEREST DIFFERENTIAL

The information required under this section is set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations.

INVESTMENT PORTFOLIO

The amortized cost, unrealized gains and losses, and estimated market values are as follows at December 31:


                                                                                            1997
                                                               ----------------------------------------------------------------
                                                                                  Gross            Gross            Estimated
                                                                Amortized       Unrealized       Unrealized          Market
                                                                   Cost           Gains           Losses             Value
                                                               ------------   ------------     ------------       -------------
Available for Sale
         U.S. Treasury securities                               $ 9,781,819      $ 20,337         $     -          $ 9,802,156
         Obligations of U.S. Government
          Agencies and Corporations                              24,304,525        27,237          98,812           24,232,950
                                                                -----------      --------         -------          -----------
              Total debt securities                              34,086,344        47,574          98,812           34,035,106
         Equity securities                                        1,043,410             -               -            1,043,410
                                                                -----------      --------         -------          -----------
              Total                                             $35,129,754      $ 47,574         $98,812          $35,078,516
                                                                ===========      ========         =======          ===========

Held to Maturity
         Obligations of States and Political
          Subdivisions                                          $23,298,480      $575,642         $ 7,214          $23,866,908
         Corporate Securities                                       100,000             -             375               99,625
                                                                -----------      --------         -------          -----------
              Total                                             $23,398,480      $575,642         $ 7,589          $23,966,533
                                                                ===========      ========         =======          ===========



                                                                                              1996
                                                                --------------------------------------------------------------
                                                                                  Gross             Gross           Estimated
                                                                 Amortized      Unrealized       Unrealized          Market
                                                                   Cost           Gains            Losses             Value
                                                                -----------   ------------       ----------        -----------
Available for Sale
         U.S. Treasury securities                               $   994,508     $  2,992          $      -         $   997,500
         Obligations of U.S. Government
          Agencies and Corporations                              31,225,987       18,595           288,354          30,956,228
                                                                -----------     --------          --------         -----------
              Total debt securities                              32,220,495       21,587           288,354          31,953,728
         Equity securities                                          889,210            -                 -             889,210
                                                                -----------     --------          --------         -----------
              Total                                             $33,109,705     $ 21,587          $288,354         $32,842,938
                                                                ===========     ========          ========         ===========

Held to Maturity
         Obligations of States and Political
          Subdivisions                                          $18,264,587     $257,491          $114,124         $18,407,954
         Corporate Securities                                       100,000            -             1,920              98,080
                                                                -----------     --------          --------         -----------
              Total                                             $18,364,587     $257,491          $116,044         $18,506,034
                                                                ===========     ========          ========         ===========


MATURITY OR NEXT RATE ADJUSTMENT DATE

The following is a schedule of maturities or next rate adjustment date and related weighted average yields of securities at December 31, 1997

                                                              After three months but        After one year but
                                     Within three months          Within one year           Within five years
                                   ------------------------- -------------------------- ---------------------------
                                      Amount        Yield       Amount         Yield        Amount         Yield
                                   -------------- ---------- --------------  ---------- ----------------  ---------
Available for Sale (1)
  U.S. Treasury securities            $2,496,875      5.89%     $2,005,000       5.99%       $5,300,281      5.91%

  Obligations of U.S. Government
   agencies and corporations             500,000      6.06%      1,791,562       5.23%       18,188,076      6.22%

  Equity securities (2)                        0      0.00%              0       0.00%                0      0.00%
                                   -------------- ---------- --------------  ---------- ----------------  ---------

Total                                 $2,996,875      5.92%     $3,796,562       5.63%      $23,488,357      6.15%
                                   ============== ========== ==============  ========== ================  =========

Held to Maturity
  Obligations of states and
political
  subdivisions (3)                      $275,519      4.14%     $1,927,213       4.50%       $9,663,493      4.96%

Corporate bonds                                0      0.00%              0       0.00%          100,000      6.00%
                                   -------------- ---------- --------------  ---------- ----------------  ---------

  Total                                 $275,519      4.14%     $1,927,213       4.50%       $9,763,493      4.97%
                                   ============== ========== ==============  ========== ================  =========



                                          After five but
                                         Within ten years          After 10 Years
                                     ------------------------- -----------------------
                                        Amount        Yield      Amount       Yield          Total
                                     -------------- ---------- ------------  ---------  ----------------

Available for Sale (1)
  U.S. Treasury securities                      $0      0.00%           $0      0.00%        $9,802,156

  Obligations of U.S. Government
   agencies and corporations             3,753,312      6.68%            0      0.00%        24,232,950

  Equity securities (2)                          0      0.00%            0      0.00%                 0
                                     -------------- ---------- ------------  ---------  ----------------

Total                                   $3,753,312      6.68%           $0      0.00%       $34,035,106
                                     ============== ========== ============  =========  ================

Held to Maturity
  Obligations of states and
political
  subdivisions (3)                     $11,140,535      4.82%     $291,720      4.62%       $23,298,480

Corporate bonds                                  0      0.00%            0      0.00%           100,000
                                     -------------- ---------- ------------  ---------  ----------------

  Total                                $11,140,535      4.82%     $291,720      4.62%       $23,398,480
                                     ============== ========== ============  =========  ================


(1) The weighted average yield has been computed using the historical amortized cost for available for sale securities.
(2) Excludes $1,043,410 of equity securities which have no stated maturity.
(3) Weighted average yields on nontaxable obligations have been computed based on actual yield stated on the security.

Excluding holdings of U.S. Treasury and other agencies and corporations of the U.S. Government, there were no investments in securities of any one issuer that exceeded 10% of the bank's shareholder equity at December 31, 1997.

LOAN PORTFOLIO

Types of loans. Total loans on the balance sheet are comprised of the following classifications as December 31:

                                                      1997               %                 1996               %
                                              ---------------------                ---------------------
Real estate - residential                              $41,473,027     34.09                $39,820,133     34.37
Real estate - farm                                       3,846,541      3.16                  4,589,030      3.96
Real estate - commercial                                21,204,753     17.43                 18,087,851     15.61
Real estate - construction                                 782,569       .64                  1,947,042      1.68
Commercial and other                                    33,745,364     27.74                 34,035,720     29.38
Consumer and credit card                                20,981,516     17.24                 17,779,182     15.35
Deferred loan fees                                       (363,127)                            (399,181)
                                              ---------------------                ---------------------
                                                      $121,670,643                         $115,859,777
                                              =====================                =====================

The largest category of loans comprising the Bank's Loan Portfolio is Residential Real Estate Loans. These loans are primarily single family residential real estate loans secured by a first mortgage on the dwelling. The risks associated with these loans are primarily the risk of default in repayment and inadequate collateral. The second largest loan segment of the Bank's Loan Portfolio is the Commercial and Other category. The loans comprising this category represent loans to business interests, located primarily within the Bank's defined market areas, with no significant industry concentration. Commercial Loans include both secured and unsecured loans. The risks associated with these loans are principally the risk in default of the payment of principal resulting from economic problems of the commercial customer, economic downturn effecting the market in general and in the case of secured loans inadequate collateral. Consumer and credit card loans comprise the next largest area of the Bank's loan portfolio. These loans include consumer installment including automobile loans as well as personal loans and credit card loans. The risks inherent in these loans include the risk of default in principal, repayment and in the case of secured loans the risk of inadequate collateral. Real Estate Commercial Loans represent the next largest category and include development loans as well as investment commercial real estate such as land loans. These loans have risks which include the risk of default in the repayment of principal and inadequate collateral as well as the risk of cash flow interruption due to, in the case of rental real estate, the inability to obtain or collect adequate rental rates.

The Bank's loan policy establishes guidelines to manage credit risk and asset quality. These guidelines include loan review and early identification of problem loans to ensure sound credit decisions. The Bank's credit policies and procedures are meant to minimize the risk and uncertainties inherent in lending. In following these policies and procedures management must rely on estimates, appraisals and evaluations of loans and the possibility that changes in these could occur partly because of changing economic conditions. The amount and type of collateral which the Bank requires in connection with its lending activities is dependant upon the specific facts and circumstances of each credit facility. The Bank's loan policy for real estate loans does set forth internal maximum loan to value ratios for various types of real estate loans. In the case of owner-occupied 1-4 family residential the maximum loan to value ratio is generally 80%. Home equity loans are 75%. Improved business and industrial property loans, improved agricultural loan involving land and construction loans are 80%. Land development loans are 75% and raw land loans are 65%. In the case of other types of loans the loan to value ratio is not fixed by the Loan Policy but is dependent upon a number of other factors. The Bank does not make uninsured conventional mortgage loans with loan to value ratios above 80%. All loans of the Bank are monitored by a loan officer and where appropriate requests are made to update appraisals, provide third party guarantees or take other actions to assure the Bank of the creditworthiness of the borrow.

The Bank's loan policy contains a number of quantitative and qualitative requirements in connection with granting loan approvals. Depending upon the type and nature of the loan requested the Bank makes both secured and unsecured loans. In the case of secured loans the Bank's loan policy requires that such loans be adequately collaterized and in the case of loans secured by real estate, accompanied by an appropriate appraisal.

Pursuant the Bank's Loan Policy, the quality and liquidity of collateral is of paramount importance and must be confirmed before the loan is made. The Bank's Loan Policy requires that secured loans be margined so that money received from the collateral, under foreclosure conditions, will repay the loan. Loan officers are responsible for obtaining an objective appraisal of the collateral prior to funding a loan . In the event the loan is renewed or extended, the loan officer must consider the need for a new appraisal before granting the renewal or extension.


MATURITIES & SENSITIVITIES OF LOANS TO CHANGES IN INTEREST RATES

The following is a schedule of maturities and sensitivities of loans subject to changes in interest rates as of December 31, 1997:


                                                                     One                    Over
                                            One Year               Through                  Five
                                            or Less               Five Years               Years
                                      ---------------------   -------------------   ---------------------
Real estate - residential                       $2,294,391              $864,179             $29,939,728
Real estate - farm                                       0               122,541               3,476,019
Real estate - commercial                            10,950             1,024,824              17,880,817
Real estate - construction                         440,029                     0                       0
Commercial and others                           14,707,077             6,393,392               5,165,706
Consumer and credit card                                 0                94,726                 659,107

Balance sheet structure and interest rate changes play important role in the growth of net interest income. The Bank's Asset/Liability Committee (ALCO) manages the overall rate sensitivity and mix of the balance sheet to anticipate and minimize the effects of interest rate fluctuation and maintain a consent net interest margin. The relative measure of assets and liabilities that will mature or are scheduled to reprice within various time categories is known as "GAP." Because the Company has more liabilities than assets repricing within one year at December 31, 1997, it has a negative GAP and is considered liability sensitive. In a rising rate environments, this liability surplus would most likely detract from net interest income. In a declining rate environment the effect would most likely be favorable. Experience has shown that his generalization does not fully capture the true dynamics of interest rate changes since asset and liability rate do not adjust equally.

RISK ELEMENTS

The information required under this section is set forth under the heading0 "Asset Quality" in Management's Discussion and Analysis of Financial Condition and Results of Operations.

SUMMARY OF LOAN LOSS EXPERIENCE

Analysis of Loan Loss Experience. The information required under this section is set forth under the heading "Summary of Loan Loss Experience" in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Allocation of the Allowance for Loan Losses. The following table allocates the allowance for loan losses at December 31, 1997 and 1996 to each loan category. The allowance has been allocated according to the amount deemed to be reasonably necessary to provide for the possibility of losses being incurred within the following categories of loans at the dates indicated, although the entire allowance balance is available to absorb any actual charge-offs that may occur.


                                                                1997                                  1996
                                                 -----------------------------------   -----------------------------------
                                                                      Percentage                            Percentage
                                                                      of Loans to                           of Loans to
                                                    Allowance         Total Loans         Allowance         Total Loans
                                                 ----------------   ----------------   ----------------   ----------------
Real estate - residential                                   $402             34.00%               $360             34.20%
Real estate - farm                                            35              3.20%                 38              3.90%
Real estate - commercial                                     273             17.40%                229             15.60%
Real estate - construction                                     6              0.60%                 15              1.70%
Commercial and other loans                                   568             27.70%                574             29.30%
Consumer and credit loans                                    342             17.10%                341             15.30%
Unallocated                                                  119              0.00%                 96              0.00%
                                                 ----------------   ----------------   ----------------   ----------------
                                                          $1,745            100.00%             $1,653            100.00%
                                                 ================   ================   ================   ================

The Bank reviews the adequacy of its allowance for loan losses on a quarterly basis. In determining the adequacy of its allowance account the Bank makes general allocations based upon loan categories such as nonaccrual and past due loans as well as type of loans such as residential real estate, commercial, consumer and credit card. After general allocations, the Bank makes specific allocations for individual credits. Any remaining balance is determined to be "unallocated." The Bank has determined that the reserve is adequate as of December 31, 1997, based upon its analysis and experience.

DEPOSITS

Average Amounts and Rates. The information required under this section is set forth under the heading "Overview - Average Balances and Yields" in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Foreign Deposits.  There are no foreign deposits at December 31, 1997.

Maturity of Time Deposits of $100,000 or More. The following is a schedule of maturities of time deposits in amounts of $100,000 or more as of December 31, 1997 (in thousands):

Three months or less                              $6,013
Three through six months                           7,928
Six through twelve months                          6,997
Over twelve months                                   837
                                         ----------------
Total                                            $21,775
                                         ================

RETURN ON EQUITY AND ASSETS

The ratio of net income to daily average total assets and average shareholders' equity, and certain other ratios, are as follows:

                                                                                      December 31,
                                                                                1997              1996
                                                                          ----------------   ----------------
  Percentage of net income to:

    Average total assets                                                         1.55%              1.56%

    Average shareholders' equity                                                14.26%             14.57%

  Percentage of dividends declared per common share to net
   income per common share                                                      20.36%             18.52%

  Percentage of average shareholders' equity to average
   total assets                                                                 10.86%             10.73%


SHORT-TERM BORROWINGS

This information is not required as the average amount of borrowings during the period did not exceed 30% of shareholders' equity.


ITEM 3. PROPERTIES.

        The Bank owns or leases the real property used in its business as follows:

                  Main Office:                       Berlin, Branch
                  165 N. Main Street                 4843 East Main St.
                  Killbuck, Ohio 44637               Berlin, Ohio 44610

                  Mt. Hope Branch                    Millersburg North Office
                  8115 State Rt. 241                 181 N. Washington St.
                  Mt. Hope, Ohio 44660               Millersburg, Ohio 44654

                  Millersburg South Office
                  1642 S. Washington St.
                  Millersburg, Ohio 44654

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

PRINCIPAL SHAREHOLDERS:

To the Company's knowledge, except as noted below, no person or entity owns beneficially, directly or indirectly, 5 percent or more of the Company's common stock as of March 31, 1998.

                                                     Amount and Nature of               % of
Name and Address of Beneficial Owner                 Beneficial Ownership               Class
---------------------------------------------------------------------------------------------
The Holmes Limestone Co.                             9024 Shares                        6.85%
P.O. Box 295
Berlin, Ohio 44610

Thomas D. Gindlesberger                              7000 Shares                        5.29%
P.O. Box 129
Millersburg, Ohio 44654

MANAGEMENT:

The following table sets forth, as of March 31, 1998, information as to the beneficial ownership of the Company's Common Stock by each Directors and Executive Officer and All Directors and Executive Officers as a group.


                                                 Shares of Company Common
                                               Stock Owned Beneficially as     Percentage of Beneficial
                      Name & Age                        of 3/31/98             Ownership as of 3/31/98
                     ----------                         ----------            -------------------------
             John W. Baker                                 106                           .08%
             Robert D. Bell (1)                            573                           .43%
             Richard L. Fowler (2)                         1224                          .92%
             Thomas D. Gindlesberger                       7000                         5.29%
             Craig A. Lawhead (3)                          260                           .20%
             Allan R. Mast (4)                             394                           .30%
             Dean J. Mullet                                 26                           .02%
             Luther E. Proper                              1209                          .91%
             Kenneth E. Taylor                              50                           .04%
             Michael S. Yoder                               50                           .04%

             All directors and executive                  10892                         8.23%
             officers as a group
             ---------------------------------

-------------
(1)  500 shares owned individually, 73 shares in spouse's name.
(2)  495 shares owned individually, 729 shares owned jointly with spouse.
(3)  125 shares owned individually, 135 shares owned jointly with spouse.
(4) 75 shares owned individually, 179 shares owned jointly with spouse, 140 shares owned in name of Holmes M & M Construction.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS.

DIRECTORS:

                                              PRINCIPAL
                NAME & AGE                    OCCUPATION                          DIRECTOR SINCE
                ----------                    -----------                         --------------
                Richard L. Fowler             President, Mobile Homes of               1992
                (Age 68)                      Ohio

                Robert D. Bell                Chairman of the Board,                   1992
                (Age 71)                      Killbuck Bancshares, Inc.
                                              and The Killbuck Savings
                                              Bank Co.

                Luther E. Proper              President and CEO, Killbuck              1992
                (Age 49)                      Bancshares and The Killbuck
                                              Savings Bank Co.

                Thomas D. Gindlesberger       Attorney-at-Law                          1992
                (Age 72)

                Dean J. Mullet                President, Mullet Cabinet                1992
                (Age 46)

                Kenneth E. Taylor             Farmer                                   1992
                (Age 45)

                John W. Baker                 President, Burgett Insurance             1992
                (Age 53)

                Michael S. Yoder              Owens-Brockway                           1992
                (Age 56)

                Allan R. Mast                 Co-Owner Holmes M&M                      1992
                (Age 48)                      Construction



Executive Officer:

                                              PRINCIPAL
                NAME & AGE                    OCCUPATION
                ----------                    -----------
                Luther E. Proper              President and CEO, Killbuck
                 (Age 49)                     Bancshares and The Killbuck
                                              Savings Bank Co
                Craig A. Lawhead              Executive Vice President,
                (Age 40)                      Killbuck Bancshares, and
                                              The Killbuck Savings Bank
                                              Co.


    Each individual has held the position noted during the past five years.

ITEM 6.  EXECUTIVE COMPENSATION.


         The following remuneration table sets forth all direct remuneration paid by the Bank in 1997 to the Company's President and Chief Executive Officer. No other Officers' total compensation exceeded $100,000 for the year ended 1997.

                           SUMMARY COMPENSATION TABLE
                               Annual Compensation
                             ------------------------

     Name and                                                         All Other
Principal Position         Year          Salary        Bonus         Compensation
------------------         ----          ------        -----          -----------
Mr. Luther E. Proper       1997         $102,500      $22,597           $7,990.95
President and Chief        1996          $95,000      $21,743           $8,161.11
  Executive Officer        1995          $85,250      $20,279           $7,907.76

REPORT OF THE COMPENSATION COMMITTEE OF KILLBUCK BANCSHARES, INC. ON
COMPENSATION

         Under rules established by the Securities and Exchange Commission (the "SEC"), the Company is required to provide certain data and information in regard to the compensation and benefits provided to the Company's President and Chief Executive Officer and, if applicable, the four other most highly compensated Executive Officers, whose compensation exceeded $100,000 during the Company's fiscal year. The disclosure requirements, as applied to the Company, include only the Company's President and Chief Executive Officer Mr. Luther E. Proper. The disclosure includes the use of tables and a report explaining the rationale and considerations that led to fundamental executive compensation decisions affecting such officers. Killbuck Bancshares, Inc. is a holding company and owns a single operating subsidiary, The Killbuck Savings Bank Company. Killbuck Bancshares, Inc. has no direct employees. All disclosures contained in this Proxy Statement regarding executive compensation reflect compensation paid by The Killbuck Savings Bank Company. The Compensation Committee of the Company has the responsibility of determining the compensation policy and practices with respect to all Executive Officers. At the direction of the Board of Directors, the Compensation Committee has prepared the following report for inclusion in this Proxy Statement.

         Compensation Philosophy. This report reflects the Company's compensation philosophy as endorsed by the Compensation Committee. The Compensation Committee makes a recommendation regarding the level of compensation for Mr. Proper. The Compensation Committee determines the level of compensation for all other Executive Officers within the constraints of the amounts approved by the Board.

         Essentially, the executive compensation program of the Company has been designed to:

- Support a pay-for-performance policy that awards Executive Officers for corporate performance.
-    Motivate key Executive Officers to achieve strategic business goals.
- Provide compensation opportunities which are comparable to those offered by other peer group companies; thus allowing the Company to compete for and retain talented executives who are critical to the Company's long-term success.

         Salaries. Effective January 1, 1997, the Compensation Committee recommended and the Board increased the salary paid to Mr. Proper. The increase reflected consideration of competitive data reported in compensation surveys and the Compensation Committee's assessment of the performance of such executives over the intervening year and recognition of the Company's performance during 1996. In addition, the Compensation Committee approved compensation increases for all other Executive Officers of the Company. Executive Officer salary increase determinations are based upon an evaluation of such executives' performance against goals set in the prior year.

         Cash Bonus Plan. The Company maintains a cash bonus plan (the "Bonus Plan") which allocates a portion of the Company's net income for the purpose of employee cash bonuses on an annual basis. The award of a bonus to any employee under the terms of the Bonus Plan is discretionary and in the case of Mr. Proper is determined by the Board of Directors upon the recommendation of the Compensation Committee, and in all other cases is determined by the Compensation Committee upon recommendation of management.

         The Compensation Committee has determined that a significant portion of executive compensation should be payable in an annual bonus which shall be based principally upon the financial performance of the Company. The Compensation Committee believes that it is important to reward executive management based upon the success of the Company.

THIS REPORT ON COMPENSATION IS SUBMITTED BY THE COMPENSATION COMMITTEE MEMBERS:

         John Baker, Robert Bell, Thomas Gindlesberger, Allan Mast, Luther
Proper

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         Mr. Luther E. Proper, the Company's President and Chief Executive Officer served on the Compensation Committee of the Company, which is responsible for compensation matters (see "Report of the Compensation Committee of Killbuck Bancshares, Inc. on Compensation" in this Proxy Statement).

         Although Mr. Proper served on the Compensation Committee, he did not participate in any decisions regarding his own compensation as an Executive Officer.

Director Compensation

         Directors of the Company, other than those persons who serve as officers of the Company and its subsidiary, The Killbuck Savings Bank Company, received an annual retainer of $6,000 during 1997. The Chairman of the Board received an annual retainer of $7,200. Effective January 1, 1998, the fee stayed the same.


PERFORMANCE GRAPH - FIVE-YEAR SHAREHOLDER RETURN COMPARISON

         The SEC requires that the Company include in this Proxy Statement a line-graph presentation comparing cumulative five-year shareholder returns on an indexed basis with a broad equity market index and either a nationally recognized industry standard or an index of peer companies selected by the Company. The Company has selected the Dow Jones Equity Market Index and the Dow Jones Regional Bank Index for purposes of this performance comparison. The chart below compares the value of $100 invested on December 31, 1990, in the Company's stock, the Dow Jones Equity Market Index and the Dow Jones Regional Bank Index.

       COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN* AMONG KILLBUCK
      BANCSHARES, INC., DOW JONES EQUITY MARKET INDEX & DOW JONES MAJOR
            REGIONAL BANK INDEX FOR FISCAL YEAR ENDING DECEMBER 31
                                 [LINE GRAPH]


      ASSUMES $100 INVESTED ON JANUARY 1, 1992                          *TOTAL RETURN ASSUMES REINVESTMENT OF DIVIDENDS
      IN KILLBUCK BANCSHARES, INC. COMMON STOCK,
      DOW JONES EQUITY MARKET INDEX & DOW JONES MAJOR
      REGIONAL BANK INDEX

                                  1992        1993        1994        1995        1996        1997
                                  ----        ----        ----        ----        ----        ----
KILLBUCK BANCSHARES, INC.         $100.00     $116.40     $134.60     $188.53     $272.48     $404.92
DOW JONES EQUITY MARKET INDEX     $100.00     $109.95     $110.76     $152.49     $187.63     $251.34
DOW JONES REGIONAL BANK INDEX     $100.00     $105.27     $101.31     $162.02     $222.62     $347.78


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         Some of the directors, officers and principal shareholders of the Company and/or the Bank and the companies with which they are associated were customers of and have had banking transactions with the Bank in the ordinary course of the Bank's business in the past and up to the present time. All loans and commitments for loans included in such transactions were made on substantially the same terms including interest rates and collateral as were prevailing at the time for comparable transactions with other persons. In the opinion of the Board of Directors of the Bank, these loans and commitments for loans do not involve more than a normal risk of collectability or present other unfavorable features.

         The Company and/or the Bank have had, and expect to have in the future, banking transactions in the ordinary course of its business with directors, officers, principal shareholders and their associates, on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others. Such transactions will not involve more than the normal risk of collectability or present other unfavorable features.


ITEM 8.  LEGAL PROCEEDINGS.

         There is no pending litigation which, in the opinion of management, will adversely impact the financial condition of the Company or the Bank. There is litigation threatened by a bank customer which has not been initiated as of the preparation of this offering circular. In the event that the threatened litigation is initiated, management and its counsel do not believe that any loss other than those associated with the collection process shall be incurred. Consequently, it is the opinion of management that the threatened litigation shall not have a material adverse impact upon the financial condition of the Company and the Bank.


ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

a.       Market Information

         There is no established public trading market for the Company's common stock and the shares of the Company are not listed on any exchange. Sale price information prior to March 31, 1998 is based on information reported to the Company by individual buyers and sellers of the Company's stock.

                                      1998

       First Quarter                 Second Quarter
       -------------                 -------------
High              Low         High              Low
           347.51                       Unknown

                                                        1997
       First Quarter                 Second Quarter                Third Quarter               Fourth Quarter
       -------------                 --------------                -------------               --------------
High              Low         High              Low         High              Low        High              Low
          Unknown                        271.50             279.93            277.54               Unknown

                                                        1996
       First Quarter                 Second Quarter                Third Quarter               Fourth Quarter
       -------------                 --------------                -------------               --------------
High              Low         High              Low         High              Low        High              Low
           214.23                        215.25             217.33            213.27               Unknown


         The Company currently has 132,380 shares of common stock outstanding. All of such shares are and, upon effectiveness of this Registration Statement, will be eligible for sale in the open market without restriction or registration under the Securities Act of 1933, as amended (the "Securities Act"), except for shares held by affiliates of the Company, which shares are and will be subject to resale limitations under Rule 144 promulgated under the Securities Act. As of April 30, 1998, directors and executive officers of the Company had beneficial ownership of an aggregate of 10,892 shares of the Company's common stock, none of which is restricted stock. The Company has two shareholders (Holmes Limestone and Thomas Gindlesberger) with beneficial ownership of more than five percent of its outstanding shares and no shareholders holding restricted shares other than directors and executive officers.

         In general, under Rule 144, commencing ninety days after the effective date of this Registration Statement, affiliates of the Company may sell within any three-month period a number of shares that does not exceed the greater of one percent of the number of then outstanding shares of common stock or the average weekly trading volume of the common stock in the over-the-counter market during the four calendar weeks preceding commencement of the sales in question. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice to the Securities and Exchange Commission, and the availability of current public information about the Company.

         The Company has no outstanding options or warrants to purchase shares of its common stock or securities convertible into shares of common stock.

b.       Holders

         The number of holders of record of the Company's common stock at April 30, 1998 was 533.

c.       Dividends

         Dividends per share declared by the Company on the common stock during the first four months of 1998 and the years of 1997 and 1996 are as follows:


                      1998               1997                         1996
Month
     June             $0.00              $2.20                        $1.80
     December         $0.00              $2.40                        $2.00


TOTALS                $0.00              $4.60                        $3.80
                      =====              =====                        =====


         The Company currently expects that comparable annual cash dividends will continue to be paid in the future. However, see Management's Discussion and Analysis of Financial Condition and Results of Operations - Capital Resources and Liquidity and Notes to Consolidated Financial Statements - Dividend Restrictions (Footnote No. 15) for additional information on dividend restrictions.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

         During 1995, 1996 and 1997 the Company sold 26 of its common shares in one transaction which was sold in reliance upon an exemption from registration under 3(a)(11) of the Securities Act of 1933,



Date                      Number of Shares               Price
----                      ----------------               -----
8/23/96                   26                             $214.23 to Dean Mullett,
Director



ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

The Company has 200,000 of shares authorized and 132,380 shares outstanding as of April 30, 1998. Effective May 1, 1998, the Company will have a 5 for 1 stock split.

         The holders of the Shares have no preemptive right to acquire other or additional Shares which may, from time to time, be authorized and issued by the Company.

         Each Share of Common Stock of the Company entitles the holder thereof to (1) vote on all matters. Shareholders of the Company do not have cumulative voting rights in the election of directors.

         The Articles of Incorporation of the Company contains provisions providing for indemnification of the Company's Directors and Officers and the purchase of insurance in connection with such indemnification.

         The Articles of Incorporation also contain certain provisions to protect the interest of the Company and its shareholders from any hostile takeover attempts. A vote of at least a majority of the "disinterested shares" of capital stock of the Company is required to approve certain mergers, consolidations, sale of substantially all of the assets and similar transactions involving control of the Company. In addition the Articles of Incorporation contain a provision which "classifies" the board into three classes and provides for the election of directors to three-year terms. The removal of a director requires the affirmative vote of three-fourths of the outstanding shares of the Company. These provisions and limitations will make it more difficult for companies or persons to acquire control of the Company without the support of the Board of Directors of the Company. However, these provisions also could deter offers for Shares in the Company which might be viewed by certain Investors not to be in their best interest.



ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Article VII of the Company's Code of Regulations.

The Code of Regulations of the Company provide for mandatory indemnification of any person who was or is a party or is threatened to made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director of the company. The Code of Regulations provides for permissive indemnification in the case of actions by or in the right of the Company.


ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Registrant's Financial Statements are attached hereto as an exhibit.


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There have been no disagreements with the independent accountants on matters of accounting principles or financial statement disclosure required to be reported under this item. There has been no change in accountants.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

A.       Annual Financial Statements

         Independent Auditors' Report
         Consolidated Balance Sheets,
                  December 31, 1997 and 1996
         Consolidated Statements of Earnings,
                  Years ended December 31, 1997, 1996 and 1995
         Consolidated Statements of Shareholders' Equity
                  Years ended December 31, 1997, 1996 and 1995
         Consolidated Statements of Cash Flows,
                  Years ended December 31, 1997, 1996 and 1995
         Notes to Consolidated Financial Statements,
                  December 31, 1997, 1996 and 1995

B.       Exhibits

         2. Plan of acquisition, reorganization, arrangement, liquidation, or succession
         3.       Articles of incorporation and by-laws
         4. Instruments defining the rights of security holders, including indentures
         9.       Voting trust agreement
         10.      Material contracts
         11.      Statement re computation of per share earnings
         12.      Statements re computation of ratios
         16.      Letter re change in certifying accountant
         21.      Subsidiaries of the registrant
         24.      Power of attorney
         27.      Financial data schedule
         99.      Additional exhibits

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Killbuck Bancshares, Inc.



Date: July 31, 1998


By:      /s/ Luther E. Proper
   ------------------------------------
         Luther E. Proper, President

                                  EXHIBIT INDEX

Exhibit Number                      Description
--------------                      -----------

(a)  Financial Statements:
     Report of Independent Auditors
     Consolidated Balance Sheet
     Consolidated Statement of Income
     Consolidated Statement of Changes in Shareholders' Equity
     Consolidated Statement of Cash Flows
     Notes to Consolidated Financial Statements

(b)  Exhibits

         (2)       Not Applicable

         (3), (i)  Articles of Incorporation and Code of Regulations

         (4)       None

         (9)       None

         (10) Agreement and Plan of Reorganization with Commercial and Savings Bank Co.,

         (11) Not Applicable - Registrant has a simple capital structure comprised of solely common stock and no debt securities outstanding.

         (12) Not Applicable - Registrant has a simple capital structure comprised of solely common stock.

         (16)      None

         (21)      Subsidiaries of the Registrant

         (24)      Not Applicable

         (27)      Financial Data Schedule

         (99)      None

                            KILLBUCK BANCSHARES, INC.
                    AUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1997

                                                                       Page
                                                                     Number

Report of Independent Auditors                                         37

Financial Statements:                                                  38

     Consolidated Balance Sheet                                        39

     Consolidated Statement of Income                                  40

     Consolidated Statement of Changes in Shareholders' Equity         41

     Consolidated Statement of Cash Flows                              42


Notes to Consolidated Financial Statements

                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Shareholders
Killbuck Bancshares, Inc.


We have audited the accompanying consolidated balance sheet of Killbuck Bancshares, Inc. and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Killbuck Bancshares, Inc. and subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

As explained in the notes to the consolidated financial statements, effective January 1, 1995, the Company adopted a new method of accounting for impairment of loans and related allowance for loan losses.

S. R. Snodgrass, A. C.

Steubenville, Ohio
January 23, 1998

                    KILLBUCK BANCSHARES, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET



                                                                                                       December 31,
                                                                                                 1997               1996
                                                                                                 ----               ----
ASSETS
     Cash and cash equivalents:
         Cash and amounts due from depository institutions                                    $  6,300,777        $  6,140,758
         Federal funds sold                                                                      8,300,000           6,100,000
                                                                                              ------------        ------------
              Total cash and cash equivalents                                                   14,600,777          12,240,758

     Investment securities:
         Securities available for sale                                                          35,078,516          32,842,938
         Securities held to maturity (market value of $23,966,533
          and $18,506,034)                                                                      23,398,480          18,364,587
                                                                                              ------------        ------------
              Total investment securities                                                       58,476,996          51,207,525

     Loans, net                                                                                119,926,057         114,206,455

     Premises and equipment, net                                                                 2,808,078           2,973,786
     Accrued interest                                                                            1,633,451           1,506,926
     Other assets                                                                                  463,271             556,708
                                                                                              ------------        ------------
              Total assets                                                                    $197,908,630        $182,692,158
                                                                                              ============        ============

LIABILITIES
     Deposits:
         Noninterest bearing demand                                                           $ 21,592,573        $ 20,904,824
         Interest bearing demand                                                                37,574,203          32,048,553
         Savings                                                                                19,376,757          19,848,413
         Time                                                                                   85,265,101          84,597,359
                                                                                               ------------       ------------
              Total deposits                                                                   163,808,634         157,399,149
     Securities sold under repurchase agreements                                                 2,710,000                   -
     Federal Home Loan Bank advances                                                             8,745,174           4,814,648
     Accrued expenses and other liabilities                                                        487,213             544,621
                                                                                              ------------        ------------
              Total liabilities                                                                175,751,021         162,758,418
                                                                                              ------------        ------------

SHAREHOLDERS' EQUITY
     Common stock - 200,000 shares authorized, 135,000
      issued with no par value                                                                   2,700,000           2,700,000
     Capital surplus                                                                             3,106,500           3,106,500
     Retained earnings                                                                          17,018,414          14,624,364
     Net unrealized loss on securities available for sale                                          (33,817)           (176,066)
     Treasury stock, at cost (2,620 and 1,500 shares)                                             (633,488)           (321,058)
                                                                                              ------------        ------------
              Total shareholders' equity                                                        22,157,609          19,933,740
                                                                                              ------------        ------------

              Total liabilities and shareholders' equity                                      $197,908,630        $182,692,158
                                                                                              ============        ============


See accompanying notes to the consolidated financial statements.

                    KILLBUCK BANCSHARES, INC. AND SUBSIDIARY
                        CONSOLIDATED STATEMENT OF INCOME




                                                                    Year Ended December 31,
                                                         1997               1996                1995
                                                         ----               ----                ----
INTEREST INCOME
     Interest and fees on loans                     $11,491,831         $10,819,285         $10,282,897
     Federal funds sold                                 372,153             324,411             430,348
     Investment securities:
         Taxable                                      2,349,656           1,947,044           1,265,371
         Tax exempt                                   1,012,341             890,981             832,428
                                                    -----------         -----------         -----------
              Total interest income                  15,225,981          13,981,721          12,811,044
                                                    -----------         -----------         -----------

INTEREST EXPENSE
     Deposits                                         6,850,752           6,331,213           5,690,017
     Federal Home Loan Bank advances                    454,791             292,726             125,588
     Other                                               38,637               1,521                 332
                                                    -----------         -----------         -----------
              Total interest expense                  7,344,180           6,625,460           5,815,937
                                                    -----------         -----------         -----------

NET INTEREST INCOME                                   7,881,801           7,356,261           6,995,107

Provision for loan losses                               180,000             180,000             180,000
                                                    -----------         -----------         -----------

NET INTEREST INCOME AFTER PROVISION FOR
 LOAN LOSSES                                          7,701,801           7,176,261           6,815,107
                                                    -----------         -----------         -----------

OTHER INCOME
     Service fees on deposit accounts                   375,676             383,377             348,715
     Other                                               71,849              55,946              62,066
                                                    -----------         -----------         -----------
              Total other income                        447,525             439,323             410,781
                                                    -----------         -----------         -----------

OTHER EXPENSE
     Salaries and employee benefits                   2,028,629           1,948,362           1,812,393
     Occupancy expense                                  164,505             157,771             151,336
     Equipment expense                                  451,940             390,502             319,269
     Other                                            1,390,581           1,302,928           1,327,144
                                                    -----------         -----------         -----------
              Total other expense                     4,035,655           3,799,563           3,610,142
                                                    -----------         -----------         -----------

INCOME BEFORE INCOME TAXES                            4,113,671           3,816,021           3,615,746
     Income taxes                                     1,108,209           1,069,040             989,018
                                                    -----------         -----------         -----------

NET INCOME                                          $ 3,005,462         $ 2,746,981         $ 2,626,728
                                                    ===========         ===========         ===========

PER SHARE DATA
     Earnings per common share                      $     22.59         $     20.52         $     19.46
                                                    ===========         ===========         ===========

     Average shares outstanding                         133,043             133,893             135,000
                                                    ===========         ===========         ===========



See accompanying notes to the consolidated financial statements.

                    KILLBUCK BANCSHARES, INC. AND SUBSIDIARY

          CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY






                                                    Common            Capital        Retained
                                                    Stock             Surplus        Earnings
                                                    -----             -------        --------
BALANCE, DECEMBER 31, 1994                           $2,700,000        $3,106,500      $10,197,197
         Net income                                                                      2,626,728
         Dividends paid (3.25 per share)                                                  (438,750)
         Net unrealized gain on securities
                                                     ----------        ----------      -----------

BALANCE, DECEMBER 31, 1995                            2,700,000         3,106,500       12,385,175

         Net income                                                                      2,746,981
         Dividends paid ($3.80 per share)                                                 (507,792)
         Purchase of treasury shares
         Sale of treasury shares
         Net unrealized loss on securities
                                                     ----------        ----------      -----------

BALANCE, DECEMBER 31, 1996                            2,700,000         3,106,500       14,624,364

         Net income                                                                      3,005,462
         Dividends paid ($4.60 per share)                                                 (611,412)
         Purchase of treasury shares
         Net unrealized gain on securities
                                                     ----------        ----------      -----------

BALANCE, DECEMBER 31, 1997                           $2,700,000        $3,106,500      $17,018,414
                                                     ==========        ==========      ===========


                                                         Net
                                                     Unrealized
                                                    Gain (Loss) on
                                                      Securities                           Total
                                                      Available         Treasury          Shareholders'
                                                       For Sale            Stock            Equity
                                                       --------            -----            ------
BALANCE, DECEMBER 31, 1994                             $       -          $       -        $16,003,697
         Net income                                                                          2,626,728
         Dividends paid (3.25 per share)                                                      (438,750)
         Net unrealized gain on securities                73,894                                73,894
                                                       ---------         ----------        -----------

BALANCE, DECEMBER 31, 1995                                73,894                  -         18,265,569

         Net income                                                                          2,746,981
         Dividends paid ($3.80 per share)                                                     (507,792)
         Purchase of treasury shares                                       (326,628)          (326,628)
         Sale of treasury shares                                              5,570              5,570
         Net unrealized loss on securities              (249,960)                             (249,960)
                                                       ---------         ----------        -----------

BALANCE, DECEMBER 31, 1996                              (176,066)         (321,058)         19,933,740

         Net income                                                                          3,005,462
         Dividends paid ($4.60 per share)                                                     (611,412)
         Purchase of treasury shares                                       (312,430)          (312,430)
         Net unrealized gain on securities               142,249                               142,249
                                                       ---------           --------        -----------

BALANCE, DECEMBER 31, 1997                             $ (33,817)         $(633,488)       $22,157,609
                                                       =========          =========        ===========


See accompanying notes to the consolidated financial statements.

                    KILLBUCK BANCSHARES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF CASH FLOWS



                                                                                              Year Ended December 31,
                                                                                    1997                1996              1995
                                                                                    ----                ----              ----
OPERATING ACTIVITIES
Net income                                                                        $ 3,005,462       $ 2,746,981        $ 2,626,728
Adjustments to reconcile net income to net cash
 provided by operating activities:
         Provision for loan losses                                                    180,000           180,000            180,000
         Provision for depreciation and amortization                                  245,393           303,523            222,740
         Gain on sale of loans                                                         (2,033)                -                  -
         Loss on sale of equipment                                                          -                 -             35,443
         Origination of loans held for sale                                          (282,300)                -                  -
         Proceeds from the sale of loans                                              284,333                 -                  -
         Increase in accrued interest and other assets                               (130,414)         (454,936)          (420,738)
         (Increase) decrease in accrued expenses and other liabilities                (57,407)           45,592            108,717
         Increase (decrease) in federal income tax payable                              6,466           (49,501)            21,331
         Increase in deferred federal income tax                                       17,580             7,212             17,312
                                                                                  -----------       -----------        -----------
              Net cash provided by operating activities                             3,267,080         2,778,871          2,791,533
                                                                                  -----------       -----------        -----------

INVESTING ACTIVITIES
Investment securities available for sale:
     Proceeds from maturities and repayments                                       14,051,028         7,766,611                  -
     Purchases                                                                    (16,051,726)      (17,237,326)                 -
Investment securities held to maturity:
     Proceeds from maturities and repayments                                        2,249,094         4,054,565         10,400,500
     Purchases                                                                     (7,262,638)       (3,869,746)       (16,973,156)
         Net increase in loans                                                     (5,899,602)       (9,128,417)        (4,036,936)
         Proceeds from sale of equipment                                                    -                 -              6,164
         Purchase of premises and equipment                                          (119,386)         (582,894)          (760,665)
                                                                                  -----------       -----------        -----------
              Net cash used in investing activities                               (13,033,230)      (18,997,207)       (11,364,093)
                                                                                  -----------       -----------        -----------

FINANCING ACTIVITIES
         Net increase (decrease) in demand and savings
          deposit accounts                                                          5,741,743         2,191,323         (3,028,785)
         Net increase in time deposits                                                667,742         4,794,740         21,329,795
         Net increase in Federal Home Loan Bank advances                            3,930,526         1,485,170          2,335,523
         Net increase in repurchase agreements                                      2,710,000                 -                  -
         Purchase of treasury shares                                                 (312,430)         (326,628)                 -
         Proceeds from sale of treasury shares                                              -             5,570                  -
         Dividends paid                                                              (611,412)         (507,792)          (438,750)
                                                                                  -----------       -----------        -----------
              Net cash provided by financing activities                            12,126,169         7,642,383         20,197,783
                                                                                  -----------       -----------        -----------
Net increase (decrease) in cash and cash equivalents                                2,360,019        (8,575,953)        11,625,223

Cash and cash equivalents at beginning of year                                     12,240,758        20,816,711          9,191,488
                                                                                  -----------       -----------        -----------

Cash and cash equivalents at end of year                                          $14,600,777       $12,240,758        $20,816,711
                                                                                  ===========       ===========        ===========


See accompanying notes to the consolidated financial statements.

                    KILLBUCK BANCSHARES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Killbuck Bancshares, Inc., a bank holding Company, and its subsidiary, Killbuck Saving Bank Company, conform with generally accepted accounting principles and with general practice within the banking industry.

A summary of the significant accounting and reporting policies applied in the presentation of the consolidated financial statements follows:

Nature of Operations

Killbuck Bancshares, Inc. is an Ohio corporation organized as the holding company of The Killbuck Savings Bank Company. The Bank is a state-chartered bank located in Ohio. The Company and its subsidiary derive substantially all their income from banking and bank-related services which include interest earnings on residential real estate, commercial mortgage, commercial and consumer loan financing as well as interest earnings on investment securities and charges for deposit services to its customers. The Board of Governors of the Federal Reserve System supervises the holding company and bank, while the Bank is also subject to regulation and supervision by the Ohio Division of Banks.

Basis of Consolidation

The consolidated financial statements include the accounts of Killbuck Bancshares, Inc. and its wholly owned subsidiary, The Killbuck Savings Bank Company, after elimination of all material intercompany transactions and balances.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

The Bank's loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent on local economic conditions in the agricultural and tourism industry.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Investments Securities

Investment securities are classified, at the time of purchase, based upon managements' intention and ability, as securities held to maturity or securities available for sale. Debt securities acquired with the intent to hold to maturity are stated at cost adjusted for amortization of premium and accretion of discount which are computed using a method which approximates the effective interest method. Certain other debt and equity securities have been classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses for available for sale securities are reported as a separate component of stockholders' equity, net of tax, until realized. Realized securities gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned.

Common stock of the Federal Home Loan Bank, Federal Reserve Bank and Independent State Bank of Ohio represent ownership in institutions which are wholly-owned by other financial institutions. These securities are accounted for at cost and are classified with equity securities available for sale.

Loans Held for Sale

Mortgage loans originated and held for sale in the secondary market are carried at the lower of cost or market value determined on an aggregate basis. Net unrealized losses are recognized in a valuation allowance through charges to income. Gains and losses on the sale of loans held for sale are determined using the specific identification method. At December 31, 1997 and 1996, there were no loans held for sale.

Loans

Loans are stated at their outstanding principal, less the allowance for loan losses and any net deferred loan fees. Interest income on loans is recognized on the accrual method when a loan is placed on nonaccrual, any previously accrued interest is reversed against current income.

Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

Allowance for Loan Losses

Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards Statement No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by Statement No. 118. Under this Standard, the Company estimates credit losses on impaired loans based on the present value of expected cash flows or fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral. Statement 118 amends Statement 114 to permit a creditor to use existing methods for recognizing interest income on impaired loans eliminating the income recognition provisions of Statement 114. The adoption of these statements did not have a material effect on the Company's financial position or results of operations.

Impaired loans are commercial and commercial real estate loans for which it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Company individually evaluates such loans for impairment and does not aggregate loans by major risk classifications. The definition of "impaired loans" is not the same as the definition of "nonaccrual loans," although the two categories overlap. The Company may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectibility, while not classifying the loan as impaired, provided the loan is not a commercial or commercial real estate classification. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original interest rate, and its recorded value, or as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral.

Mortgage loans secured by one-to-four family properties and all consumer loans are generally of smaller balances, and a homogeneous nature, thus are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis, taking into consideration all of the circumstances concerning the loan, the credit worthiness and payment history of the borrower, the length of the payment delay, and the amount of shortfall in relation to the principal and interest owed.

The allowance for loan losses represents the amount which management estimates is adequate to provide for potential losses in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses which is charged to operations. The provision is based upon management's periodic evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant change in the near term.

Premises and Equipment

Land is carried at cost. Other premises and equipment are carried at cost net of accumulated depreciation. Depreciation is computed using the straight-line method based principally on the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

Income Taxes

The Company and its subsidiary file a consolidated federal income tax return. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Deferred income tax expenses or benefits are based on the changes in the deferred tax asset or liability from period to period.


Earnings Per Share

Earnings per share are calculated based upon the weighted number of shares of stock outstanding during the year.

In February, 1997 the Financial Accounting Standard Board issued Statement No. 128 "Earnings Per Share" ("EPS"). The statement established new standards for computing and presenting earnings per share and requires dual presentation of "basic" and "diluted" earnings per share on the face of the income statement. The provision of the statement are effective for the period ending December 31, 1997. The Company maintains a simple capital structure, therefore there are no dilutive effects on earnings per share.


Cash Flow Information

For purposes of reporting cash flows, cash and cash equivalents include cash and non-interest bearing deposits with financial institutions and federal funds sold. Generally, federal funds are sold for one-day periods. The Company reports net cash flows for customer loan transactions, deposit transactions, and interest-bearing deposits with other financial institutions. Cash payments for interest in 1997, 1996 and 1995 were $7,359,808, $6,633,764, and $5,708,289, respectively. Cash payments for income taxes for 1997, 1996, and 1995 were $1,081,332, $1,111,330, and $943,892 respectively.

Pending Accounting Pronouncements

In June 1996, the FASB issued Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings based on a control-oriented "financial-components" approach. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. The provisions of Statement No. 125 are effective for transactions occurring after December 31, 1996, except those provisions relating to repurchase agreements, securities lending, and other similar transactions and pledged collateral, which have been delayed until after December 31, 1997 by Statement No. 127, "Deferral of the Effective Date of Certain Provisions of Statement No. 125, an amendment of Statement No. 125." The adoption of the provisions of Statement No. 127 is not expected to have a material impact on financial position or results of operations.

In July 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income." The Statement establishes standards for reporting and presentation of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements. The provisions of the statement are effective for all fiscal years beginning after December 15, 1997. The adoption of this statement is not expected to have a material impact on financial position or results of operations.


Reclassification of Comparative Amounts

Certain amounts in prior years' consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications had no effect on net income.


2.  FEDERAL FUNDS SOLD

Federal funds sold at December 31 consists of the following:


                                                          1997                              1996
                                              -----------------------------    ------------------------------
               Institution                    Maturity            Balance      Maturity             Balance
               -----------                    --------           ----------    --------            ----------
         National Bank of Detroit              1-02-98           $7,000,000     1-02-97            $5,000,000
         National City Bank                    1-02-98            1,300,000     1-02-97             1,100,000
                                                                 ----------                        ----------
                                                                 $8,300,000                        $6,100,000
                                                                 ==========                        ==========


3.  INVESTMENT SECURITIES

The amortized cost of securities and their estimated market values are as follows:

SECURITIES AVAILABLE FOR SALE


                                                                                             1997
                                                              -----------------------------------------------------------------
                                                                                 Gross            Gross            Estimated
                                                                Amortized      Unrealized       Unrealized           Market
                                                                   Cost           Gains           Losses             Value
                                                               ------------    ----------       ----------        ------------
         U.S. Treasury securities                               $ 9,781,819      $20,337          $     -          $ 9,802,156
         Obligations of U.S. Government
          Agencies and Corporations                              24,304,525       27,237           98,812           24,232,950
                                                                -----------      -------          -------          -----------
              Total debt securities                              34,086,344       47,574           98,812           34,035,106
         Equity securities                                        1,043,410            -                -            1,043,410
                                                                -----------      -------          -------          -----------
              Total                                             $35,129,754      $47,574          $98,812          $35,078,516
                                                                ===========      =======          =======          ===========


                                                                                            1996
                                                              ----------------------------------------------------------------
                                                                                Gross            Gross               Estimated
                                                                Amortized      Unrealized       Unrealized             Market
                                                                  Cost           Gains           Losses                Value
                                                                -----------    ----------       ----------         -----------
         U.S. Treasury securities                               $   994,508      $ 2,992          $      -         $   997,500
         Obligations of U.S. Government
          Agencies and Corporations                              31,225,987       18,595           288,354          30,956,228
                                                                -----------      -------          --------         -----------
              Total debt securities                              32,220,495       21,587           288,354          31,953,728
         Equity securities                                          889,210            -                 -             889,210
                                                                -----------      -------          --------         -----------
              Total                                             $33,109,705      $21,587          $288,354         $32,842,938
                                                                ===========      =======          ========         ===========


SECURITIES HELD TO MATURITY


                                                                                             1997
                                                              ----------------------------------------------------------------
                                                                                Gross            Gross              Estimated
                                                              Amortized      Unrealized       Unrealized              Market
                                                                  Cost           Gains           Losses                Value
                                                              ----------      ----------       ----------          -----------
         Obligations of States and Political
          Subdivisions                                        $23,298,480      $575,642          $7,214            $23,866,908
         Corporate Securities                                     100,000             -             375                 99,625
                                                              -----------      --------          ------            -----------
              Total                                           $23,398,480      $575,642          $7,589            $23,966,533
                                                              ===========      ========          ======            ===========



                                                                                           1996
                                                              ----------------------------------------------------------------
                                                                                Gross            Gross             Estimated
                                                              Amortized      Unrealized       Unrealized             Market
                                                                  Cost           Gains           Losses               Value
                                                              -------------  -------------    ------------         -----------
         Obligations of States and Political
          Subdivisions                                          $18,264,587       $257,491        $114,124         $18,407,954
         Corporate Securities                                       100,000              -           1,920              98,080
                                                                -----------       --------        --------         -----------
              Total                                             $18,364,587       $257,491        $116,044         $18,506,034
                                                                ===========       ========        ========         ===========


The contractual maturities of securities available for sale and securities to be held to maturity at December 31, 1997 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.




                                                                Securities Available                   Securities to be
                                                                      For Sale                         Held to Maturity
                                                              --------------------------         ----------------------------
                                                                               Estimated                           Estimated
                                                              Amortized          Market          Amortized           Market
                                                                Cost             Value              Cost             Value
                                                              ---------       -----------        -----------       ----------
         Due in one year or less                              $ 6,795,581      $ 6,793,437       $ 2,202,732       $ 2,222,549
         Due after one year through five years                 23,542,827       23,488,357         9,763,493        10,024,020
         Due after five through ten years                       3,747,936        3,753,312        11,140,535        11,426,701
         Due after ten years                                            -                -           291,720           293,263
                                                              -----------      -----------       -----------       -----------
                                                              $34,086,344      $34,035,106       $23,398,480       $23,966,533
                                                              ===========      ===========       ===========       ===========

Proceeds of securities as a result of calls prior to maturity during 1997, 1996 and 1995 were $8,322,527, $4,574,442 and $4,400,000, respectively, resulting in gross gains of $-0- in 1997, $-0- in 1996 and $-0- in 1995.

Investment securities with an approximate carrying value of $30,960,000 and $19,435,000 at December 31, 1997 and 1996, respectively were pledged to secure public deposits and for other purposes as required or permitted by law. During 1997, 1996 and 1995, the Company did not sell any securities.

4.  LOANS

Major classification of loans are summarized as follows:

                                                                  1997                         1996
                                                              --------------               --------------
         Real estate - residential                              $ 41,473,027                 $ 39,820,133
         Real estate - farm                                        3,846,541                    4,589,030
         Real estate - commercial                                 21,204,753                   18,087,851
         Real estate - construction                                  782,569                    1,947,042
         Commercial and other loans                               33,745,364                   34,035,720
         Consumer and credit loans                                20,981,516                   17,779,182
                                                                ------------                 ------------
                                                                 122,033,770                  116,258,958
         Allowance for loan losses                                (1,744,586)                  (1,653,322)
         Net deferred loan fees                                     (363,127)                    (399,181)
                                                                ------------                 ------------
              Loans, net                                        $119,926,057                 $114,206,455
                                                                ============                 ============


The Company's primary business activity is with customers located within its local trade area. Residential, commercial, personal, and agricultural loans are granted. The Company also selectively funds loans originated outside of its trade area provided such loans meet its credit policy guidelines. Although the Company has a diversified loan portfolio, at December 31, 1997 and 1996, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.

At December 31, 1997, the Company had loans totaling $75,411 which were past due 90 days or more and still accruing interest. Presented below are total nonaccuring loans at December 31, 1997, 1996 and 1995. Also shown is the additional income that would have been earned if those loans had been current throughout the years ended.




                                      1997          1996          1995
                                    ----------    ---------     --------

Nonaccrual loans                      $120,805      $30,510       $62,315
Interest earned (if current)          $  6,120      $   924       $ 2,186




5.  ALLOWANCE FOR LOAN LOSSES

An analysis of the change in the allowance for loan losses follows:

                                                                                   1997              1996             1995
                                                                                ----------        ----------        ----------
         Balance, January 1                                                     $1,653,322        $1,545,682        $1,378,387
              Provision for loan losses                                            180,000           180,000           180,000
              Recoveries                                                           101,397            38,858           106,500
              Credits charged off                                                 (190,133)         (111,218)         (119,205)
                                                                                ----------        ----------        ----------
         Balance, December 31                                                   $1,744,586        $1,653,322        $1,545,682
                                                                                ==========        ==========        ==========

6.  PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:


                                                                                                     1997              1996
                                                                                                  ----------        ----------
         Land                                                                                     $  588,526        $  575,779
         Building and improvements                                                                 2,089,582         2,059,197
         Furniture, fixtures and equipment                                                         1,905,762         1,829,508
                                                                                                  ----------        ----------
                                                                                                   4,583,870         4,464,484
         Less accumulated depreciation                                                             1,775,792         1,490,698
                                                                                                  ----------        ----------
              Total                                                                               $2,808,078        $2,973,786
                                                                                                  ==========        ==========




Depreciation expense charged to operations was $285,094 for 1997, $271,259 for 1996, and $192,621 for 1995.


7.  DEPOSITS

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $21,775,164 and $22,430,895 at December 31, 1997 and 1996, respectively.

Interest expense on certificates of deposit $100,000 and over amounted to $1,306,783 in 1997, $1,258,753 in 1996, and $1,099,591 in 1995.

The following table sets forth the remaining maturity of time certificates of deposits of $100,000 or more at December 31, 1997.



                                                             December 31,
                                                                 1997
                                                             ------------
3 months or less                                               $6,012,514
Over 3 through 6 months                                         7,928,423
Over 6 through 12 months                                        6,996,967
Over 12 months                                                    837,260
                                                             ------------
              Total                                           $21,775,164
                                                             ============

8.  SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE


The Company has retail repurchase agreements with customers in their respective local market areas. These borrowings are collateralized with securities owned by the bank and held in their safekeeping account at an independent correspondent bank. The following table summarizes certain information relative to these borrowings at December 31:



                                                                                                    1997                1996
                                                                                                 -----------         ----------
         Outstanding at period end                                                                $2,710,000          $      -
         Weighted average interest rate at period end                                                   3.27%                -
         Maximum amount outstanding as of any month-end                                           $2,710,000                 -
         Average amount outstanding                                                               $1,494,000                 -
         Approximate weighted average interest rate during the year                                     3.10%                -

9.  FEDERAL HOME LOAN BANK ADVANCES

The Company's advances consist of the following:


                                                                                                   Balance
                                                                           Interest                -------
                                                                              Rate                  1997               1996
                                                                            ---------          -------------       -----------
         Fixed Rate Federal Home Loan Bank Advances with
          Monthly principal and interest payments:
              Advance due August 1, 2009                                       7.60%              $  361,179        $  422,596
              Advance due January 1, 2010                                      8.15%                 298,147           355,817
              Advance due June 1, 2010                                         8.90%                 305,874           363,295
              Advance due April 1, 2012                                        7.05%                 488,810                 -
              Advance due May 1, 2012                                          6.90%                 686,440                 -
              Advance due July 1, 2012                                         6.50%                 690,700                 -
              Advance due October 1, 2012                                      6.40%                 697,674                 -
              Advance due December 1, 2012                                     6.35%               1,000,000                 -
              Advance due October 1, 2015                                      8.20%                 348,340           442,344
              Advance due November 1, 2015                                     7.75%                 397,777           488,166
              Advance due November 1, 2015                                     6.55%                 426,823           462,066
              Advance due February 1, 2016                                     6.00%                 721,848           782,291
              Advance due October 1, 2016                                      7.20%                 444,608           499,063
              Advance due October 1, 2016                                      6.75%                 438,026           499,010
              Advance due February 1, 2017                                     6.55%                 490,677                 -
              Advance due February 1, 2017                                     7.20%                 448,251                 -
         Fixed Rate Federal Home Loan Bank Advances with
          Monthly interest payments:
              Advance due December 1, 1998                                     5.67%                 500,000           500,000
                                                                                                  ----------        ----------
                  Total Federal Home Loan Bank Advances                                           $8,745,174        $4,814,648
                                                                                                  ==========        ==========




The Bank has pledged, as collateral for advances from the FHLB of Cincinnati all stock in the Federal Home Loan Bank and certain other qualifying collateral.

The aggregate minimum future annual principal payments on the advances are $801,503 in 1998, $323,104 in 1999, $346,273 in 2000, $371,120 in 2001, $397,775
in 2002 and $6,505,399 after 2002.

The Company has an available line of credit with the Federal Home Loan Bank of Cincinnati (FHLB) with a borrowing limit of approximately $15,900,000. This credit line is subject to annual renewal, incurs no service charges, and is secured by a blanket security agreement on the Company's outstanding residential mortgage loans and FHLB stock.

10. EMPLOYEE BENEFIT PLANS

In 1997 the Bank adopted an integrated money purchase pension plan and a 401(k) plan.

Under the integrated money purchase pension plan contribution formula, the Bank, for each plan year, will contribute an amount equal to 8% of an employee's compensation for the plan year and 5.7% of the amount of an employee's excess compensation for the plan year. Excess compensation is a participant's compensation in excess of the designated integration level. This designated integration level is 100% of the taxable wage base in effect at the beginning of the plan year. The federal government annually adjusts the taxable wage base. This plan does not permit nor require employees to make contributions to the plan.

The 401(k) plan allows employees to make salary reduction contributions to the plan up to 10% of their compensation for the plan year. For each plan year, the Bank may contribute to the plan an amount of matching contributions for a particular plan year. The Bank may choose not to make matching contributions for a particular plan year. For 1997 the Bank matched 25% of the employees voluntary contributions up to 1% of the employee's compensation.

Both plans cover substantially all employees with one year of service and attained age 21.

The Bank terminated its defined benefit pension plan in 1997. This plan was funded by individually allocated retirement income and retirement annuity contracts. Assets of the plan equal cash values of the contracts. The allocated insurance contracts cash values fully guarantee the amount of benefit payments. This plan's assets were transferred to the respective individual's account in the integrated money purchase pension plan.

The pension costs charged to operating expense for the years 1997, 1996 and 1995 amounted to $136,666, $133,074 and $128,105, respectively.

11. OTHER OPERATING EXPENSE

     Other operating expense included the following:




                                                           1997             1996              1995
                                                        ----------        ----------        ----------
         Stationery, supplies and printing              $  137,760        $  158,071        $  119,582
         Insurance and bonding                              55,236            39,675           193,702
         Franchise tax                                     298,457           273,464           239,445
         Other                                             899,128           831,718           774,415
                                                        ----------        ----------        ----------
              Total                                     $1,390,581        $1,302,928        $1,327,144
                                                        ==========        ==========        ==========


12. INCOME TAXES

     Federal income taxes applicable to income were comprised as follows:

                                                                1997             1996                1995
                                                             ----------       -----------          --------
         Current payable                                     $1,090,629        $1,061,828          $971,706
         Deferred                                                17,580             7,212            17,312
                                                             ----------        ----------          --------
              Total                                          $1,108,209        $1,069,040          $989,018
                                                             ==========        ==========          ========




The following is a reconcilement of federal income tax expense to the amount computed at the expected statutory rate.

                                                                                  1997               1996             1995
                                                                                ----------        ----------        ----------
         Computed tax at expected statutory rate                                $1,398,648        $1,297,447        $1,229,354
         Tax-exempt income                                                        (340,323)         (303,943)         (277,599)
         Non-deductible interest expense                                            53,716            48,960            41,584
         Other                                                                      (3,832)           26,576            (4,321)
                                                                                ----------        ----------        ----------
                                                                                $1,108,209        $1,069,040        $  989,018
                                                                                ==========        ==========        ==========








Deferred tax assets and liabilities included in other assets at December 31 consist of the following:




                                                                                                     1997               1996
                                                                                                   ---------         ---------
         Deferred Tax Assets:
              Allowance for loan losses                                                             $456,499          $425,469
              Deferred loan fees                                                                      36,297            64,448
              Net unrealized loss on securities                                                       17,421            90,701
                                                                                                    --------          --------
                  Deferred tax asset                                                                 510,217           580,618
                                                                                                    --------          --------

         Deferred Tax Liabilities:
              Premise and equipment depreciation                                                     243,173           223,996
              Other, net                                                                               6,969             5,687
                                                                                                    --------          --------
                  Deferred tax liabilities                                                           250,142           229,683
                                                                                                    --------          --------

                  Net deferred tax assets                                                           $260,075          $350,935
                                                                                                    ========          ========


13. FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

     The carrying amounts and estimated fair values at December 31 are as follows:

                                                                       1997                                1996
                                                           ------------------------------      ---------------------------------
                                                                              Estimated                            Estimated
                                                            Carrying            Fair            Carrying              Fair
                                                             Amount             Value            Amount              Value
                                                           ---------         ------------      ------------    -----------------
     Financial assets:
         Cash and due from banks                           $  6,300,777     $  6,300,777      $  6,140,758        $  6,140,758
         Federal funds sold                                   8,300,000        8,300,000         6,100,000           6,100,000
         Securities available for sale                       35,078,516       35,078,516        32,842,938          32,842,938
         Securities held to maturity                         23,398,480       23,966,533        18,364,587          18,506,034
         Net loans                                          119,926,057      123,285,000       114,206,455         116,710,000
         Accrued interest receivable                          1,633,451        1,633,451         1,506,926           1,506,926
                                                           ------------     ------------      ------------        ------------
              Total                                        $194,637,281     $198,564,277      $179,161,664        $181,806,656
                                                           ============     ============      ============        ============

     Financial liabilities:
         Deposits                                          $163,808,634     $164,205,000      $157,399,149        $157,717,000
         Federal Home Loan Bank advances                      8,745,174        9,007,000         4,814,648           4,892,000
         Repurchase agreements                                2,710,000        2,710,000                 -                   -
         Accrued interest payable                               283,995          283,995           299,723             299,723
                                                           ------------     ------------      ------------        ------------
              Total                                        $175,547,803     $176,205,995      $162,513,520        $162,908,723
                                                           ============     ============      ============        ============



Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

If no readily available market exists, the fair value estimates for financial instruments should be based upon management's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments made by management based upon estimates which are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.

As certain assets such as deferred tax assets and premises and equipment are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company.


The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:


Cash and Due from Banks, Federal Funds Sold, Accrued Interest Receivable, Repurchase Agreements, and Accrued Interest Payable

The fair value is equal to the current carrying value.


Investment Securities

The fair value of securities held to maturity and available for sale is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

Loans, Deposits, and Advances from Federal Home Loan Bank

The fair value of loans is estimated by discounting the future cash flows using a simulation model which estimates future cash flows and constructs discount rates that consider reinvestment opportunities, operating expenses, non-interest income, credit quality, and prepayment risk. Demand, savings, and money market deposit accounts are valued at the amount payable on demand as of year end. Fair values for time deposits and Federal Home Loan Bank borrowings are estimated using a discounted cash flow calculation that applies contractual costs currently being offered in the existing portfolio to current market rates being offered for deposits and borrowings of similar remaining maturities.

Commitments to Extend Credit

The financial instruments are generally not subject to sale and estimated fair values are not readily available. The contractual amounts of unfunded commitments and letters of credit are presented subsequently in this report.


14.      COMMITMENTS AND CONTINGENT LIABILITIES

Commitments

In the normal course of business, the Company has outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying consolidated financial statements. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheet.

Financial instruments whose contract amount represents credit risk were as follows:

                                                                                                  1997                1996
                                                                                               -----------         -----------
     Commitments for real estate construction                                                  $ 1,091,831         $   553,958
     Home equity lines of credit                                                               $ 2,966,769         $ 2,998,676
     Credit card arrangements                                                                  $ 1,248,306         $ 1,238,346
     Commercial letters of credit                                                              $ 9,447,565         $ 8,461,789
     Standby letters of credit                                                                 $   647,731         $   821,847

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Standby letters of credit generaly have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

The Company has not been required to perform any financial guarantees during the past two years. The Company has not incurred any losses on its commitments in either 1997 and 1996.

Contingent Liabilities

The Company and its subsidiary are subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Bancorp.

15.      REGULATORY MATTERS

The approval of regulatory authorities is required if the total of all dividends declared by the Bank in any calendar year exceeds net profits as defined for that year combined with its retained net profits for the two preceding calendar years less any required transfers to surplus. Under this formula, the amount available for payment of dividends by the Bank to the Company in 1998, without the approval of the regulatory authorities, is $4,005,709 plus 1998 profits retained up to the date of the dividend declaration.

Included in cash and due from banks are required federal reserves of $1,081,000 and $1,045,000 at December 31, 1997 and 1996, respectively, for facilitating the implementation of monetary policy by the Federal Reserve System. The required reserves are computed by applying prescribed ratios to the classes of average deposit balances. These are held in the form of cash on hand and/or balances maintained directly with the Federal Reserve Bank.


16.      REGULATORY CAPITAL REQUIREMENTS

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by the regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, both entities must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by the regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes, as of December 31, 1997 and 1996, that the Company and Bank meets all capital adequacy requirements to which they are subject.

As of December 31, 1997, the most recent notification from the appropriate regulatory authority has categorized the Company and Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an entity must maintain minimum Total Risk-Based, Tier 1 Risk-Based and Tier 1 Leverage ratios at least 100 to 200 basis points above those ratios set forth in the table below. There have been no conditions or events since that notification that management believes have changed this category. The capital position of the Company does not materially differ from the Banks, therefore, the following table sets forth the Bank's capital position and minimum requirements as of December 31:

                                                                                    1997                          1996
                                                                              ------------------            ------------------
                                                                              Amount       Ratio            Amount       Ratio
                                                                              ------       -----            ------       -----
     Total Capital (to Risk Weighted Assets)

         Actual                                                                $22,129     18.08%           $19,897    17.03%
         For Capital Adequacy Purposes                                           9,792      8.00%             9,345     8.00%
         To be well capitalized                                                 12,240     10.00%            11,681    10.00%

     Tier 1 Capital (to Risk Weighted Assets)

         Actual                                                                $22,163     18.11%           $20,073    17.18%
         For Capital Adequacy Purposes                                           4,896      4.00%             4,673     4.00%
         To be well capitalized                                                  7,344      6.00%             7,009     6.00%

     Tier 1 Capital (to Average Assets)

         Actual                                                                $22,163     11.11%           $20,073    11.11%
         For Capital Adequacy Purposes                                           7,977      4.00%             7,229     4.00%
         To be well capitalized                                                  9,971      5.00%             9,036     5.00%



17. PLAN OF MERGER

On December 22, 1997 Killbuck Bancshares, Inc. ("Killbuck") and Commercial and Savings Bank Co. of Danville, Ohio ("Commercial") executed a letter of intent which provides for Killbuck to acquire Commercial subject to the negotiation of a definitive agreement comprising the specific terms and conditions for the transaction. A definitive agreement has not been executed as of the date of this report.

18. PARENT COMPANY

The following are parent only condensed financial statements:


                            CONDENSED BALANCE SHEETS


                                                                               December 31,
                                                                        1997                 1996
                                                                      -----------        ------------
ASSETS
     Cash                                                             $    28,704         $    28,518
     Investment in bank subsidiary                                     22,128,904          19,897,112
     Other assets                                                               -               8,109
                                                                      -----------         -----------
              Total assets                                            $22,157,608         $19,933,739
                                                                      ===========         ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
     Shareholders' equity                                             $22,157,608         $19,933,739
                                                                      -----------         -----------
              Total liabilities and shareholders' equity              $22,157,608         $19,933,739
                                                                      ===========         ===========



                         CONDENSED STATEMENTS OF INCOME

                                                                                         Year Ended December 31,
                                                                                1997             1996                  1995
                                                                               ------            -----                -----
INCOME
     Dividends from bank subsidiary                                           $  921,412        $  836,791          $  438,750

     Operating expenses                                                            8,323             9,054               9,050
                                                                              ----------        ----------          ----------

              Income before income taxes                                         913,089           827,737             429,700

Income tax benefit                                                                (2,830)           (3,078)             (3,077)
                                                                              ----------        ----------          ----------

              Income before equity in undistributed net income
               of subsidiary                                                     915,919           830,815             432,777

Equity in undistributed net income of subsidiary                               2,089,543         1,916,166           2,193,951
                                                                              ----------        ----------          ----------

NET INCOME                                                                    $3,005,462        $2,746,981          $2,626,728
                                                                              ==========        ==========          ==========

18. PARENT COMPANY (CONTINUED)

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                                        Year Ended December 31,
                                                                                1997              1996                1995
                                                                             -----------       -----------         -----------
OPERATING ACTIVITIES
     Net income                                                              $ 3,005,462       $ 2,746,981         $ 2,626,728
     Adjustments to reconcile net income to net cash
      provided by operating activities:
         Equity in undistributed net income of subsidiary                     (2,089,543)       (1,916,166)         (2,193,951)
         Amortization                                                              8,109             8,848               8,846
         Other                                                                         -                 -               6,483
                                                                             -----------       -----------         -----------
              Net cash provided by operating activities                          924,028           839,663             448,106
                                                                             -----------       -----------         -----------

FINANCING ACTIVITIES
     Purchase of treasury shares                                                (312,430)         (326,628)                  -
     Proceeds from sale of treasury shares                                             -             5,570                   -
     Dividends paid                                                             (611,412)         (507,792)           (438,750)
                                                                             -----------       -----------         -----------
              Net cash used in financing activities                             (923,842)         (828,850)           (438,750)
                                                                             -----------       -----------         -----------

NET INCREASE IN CASH                                                                 186            10,813               9,356

CASH AT BEGINNING OF YEAR                                                         28,518            17,705               8,349
                                                                             -----------       -----------         -----------

CASH AT END OF YEAR                                                          $    28,704       $    28,518         $    17,705
                                                                             ===========       ===========         ===========
